UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 000-31673

OHIO LEGACY CORP

(Exact name of registrant as specified in its charter)

Ohio	34-1903890
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)
600 South Main Street, North Canton, Ohio	44720
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (330) 499-1900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, without par value	The NASDAQ Stock Market LLC (The NASDAQ Capital Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [x]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

As of June 30, 2011, the aggregate market value of the registrant's common stock held by non-affiliates was $5,054,179, based on the closing sale price as reported on the NASDAQ Stock Market.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding as of March 29, 2012
Common stock, without par value	19,714,564

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the Annual Meeting of Shareholders to be held on May 15, 2012 are incorporated by reference into Part III of this Annual Report on Form 10-K.

Index to Exhibits begins on page 73.

TABLE OF CONTENTS

PART I

Item 1. Business.

Background

Ohio Legacy Corp ("Ohio Legacy") is a bank holding company incorporated in July 1999 under the laws of the State of Ohio. Ohio Legacy has one wholly-owned subsidiary, Premier Bank & Trust, National Association ("Bank") (formerly known as Ohio Legacy Bank, National Association). On March 23, 2010, the Bank received approval from the Comptroller of the Currency of its application to commence fiduciary powers pursuant to 12 USC 92a. Subsequently, the Bank opted to include "Trust" in its name and announced a name change to Premier Bank and Trust, N.A. effective April 2010. Unless otherwise noted, the "Company," "us," "we," and "our" refer to Ohio Legacy, together with the Bank. The Bank opened for business on October 3, 2000.

Ohio Legacy's principal executive offices are located at 600 South Main Street, North Canton, Ohio 44720, and its telephone office is (330) 499-1900. Shares of Ohio Legacy's common stock, each without par value, are listed on The NASDAQ Capital Market under the symbol "OLCB."

Ohio Legacy maintains an Internet Web site at www.ohiolegacycorp.com (this uniform resource locator, or URL, is an inactive textual reference only and is not intended to incorporate Ohio Legacy's Internet Web site into this Annual Report on Form 10-K (this "Form 10-K")). Ohio Legacy makes available free of charge on or through its Internet Web site Ohio Legacy's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as Ohio Legacy's definitive proxy statements filed pursuant to Section 14 of the Exchange Act, as soon as reasonably practicable after Ohio Legacy electronically files such material with, or furnishes it to, the Securities and Exchange Commission (the "SEC").

Recapitalization

On February 19, 2010, Ohio Legacy closed (i) the sale of 15 million shares of its common stock, pursuant to a Stock Purchase Agreement assigned by Excel Financial, LLC ("Excel Financial") to Excel Bancorp, LLC ("Excel Bancorp") at a price of $1.00 per share and (ii) the sale of 2.5 million shares of its common stock to other local investors at a price of $1.00 per share. The aggregate proceeds from the sales were $17.5 million. Through its purchase of 15 million shares of Ohio Legacy's common stock, Excel Bancorp, which did not own any Ohio Legacy securities before the closing, acquired approximately 76% of Ohio Legacy's total outstanding shares of common stock. See Note 2 to the consolidated financial statements for additional information regarding these transactions.

Products and Services

The Company, through the Bank's two branch offices in Stark County and a recently opened full service branch office in Belmont County, provides retail and commercial banking services to its customers located primarily in Stark and Belmont Counties in Ohio. The Bank opened a full service branch in Belmont County, Ohio, in February 2012, expanding the services previously offered since 2010 in this market for trust and brokerage services. Product offerings include demand, savings, and time deposit accounts, cash management and electronic funds transfer services, safe deposit box facilities, courier services, online internet banking with bill pay service, commercial loans, real estate mortgage loans, installment and personal loans and night depository facilities to customers. The Bank also began to offer trust, wealth management and investment brokerage services in April 2010.

Commercial and Construction Lending Products

Commercial loans are primarily variable rate and include operating lines of credit and term loans made to small businesses based primarily on their ability to repay the loan from cash flows. These loans typically are secured by business assets such as equipment or inventory. For entity borrowers, the Bank generally obtains a personal guarantee of the business owner. Compared to retail lending for residential real estate, personal installment loans and automobile loans, commercial lending entails significant additional risks. These loans typically involve larger loan balances and are generally dependent on the businesses' cash flows and may be subject to adverse conditions in the general economy or in a specific industry. Management reviews the borrower's cash flows when deciding whether or not to grant the credit. Management also evaluates if estimated future cash flows will be adequate to service principal and interest of the new obligation in addition to existing obligations. Additionally, the company's historical performance, business principles and industry are reviewed prior to the extension of credit. Commercial loans, including loans principally used for commercial purposes and secured by trust assets, comprised 15.2% of the Bank's loan portfolio at December 31, 2011.

Commercial real estate loans are secured primarily by borrower-occupied business real estate or multifamily residential real estate, such as apartment buildings, and are dependent on the ability of the related business to generate adequate cash flow to service the debt. These loans primarily carry variable interest rates. Commercial real estate loans generally are originated with a loan-to-value ratio of 80% or less. Management performs much the same analysis when deciding whether to grant a commercial real estate loan as it performs when deciding whether to grant a commercial loan. Commercial real estate and multifamily real estate loans comprised 46.7% of the Bank's loan portfolio at December 31, 2011.

Construction loans are secured by residential and business real estate. Construction loans generally involve greater underwriter and default risks than loans on existing real estate due to the inherent uncertainties in construction costs and the difficulty in valuing property under construction. The Bank's construction lending program is established in a manner to minimize risk of this type of lending by not making a significant number of loans on speculative projects located outside its geographic marketplace. While not required to do so contractually, the Bank may finance the permanent loan at the end of the construction phase. Construction loans also are generally made in amounts of 80% or less of the value of collateral. Construction loans comprised 3.8% of the Bank's loan portfolio at December 31, 2011.

Certain risks are involved in granting loans that primarily relate to the borrower's ability and willingness to repay the debt. Before the Bank extends a new loan to a customer, these risks are assessed through a review of the borrower's past and current credit history, the collateral used to secure the transaction in case the customer does not repay the debt, cash flows of any related businesses, the availability of personal guarantees and other factors. Once the decision is made to extend credit, the Bank's credit officers monitor these factors throughout the life of the loan.

Retail Lending Products

Residential real estate loans, primarily fixed rate, and home equity lines of credit, primarily variable rate, are secured by the borrower's residence. These loans are made based on the borrower's ability to make repayment from employment and other income. Using secondary market approval standards, management assesses the borrower's ability to repay the debt through a review of credit history and ratings, verification of employment and other income, review of debt-to-income ratios and other measures of repayment ability. The Bank generally makes these loans in amounts of 95% or less of the value of collateral. An appraisal is obtained from a qualified real estate appraiser for substantially all loans secured by real estate. Beginning in November 2006, the Bank began originating residential real estate loans and selling these loans to the secondary market. The Company typically originates its mortgage loans in accordance with secondary market guidelines and sells long term, fixed rate loans.

Consumer installment loans to individuals include loans secured by automobiles and other consumer assets, including home equity loans on personal residences. Consumer loans for the purchase of new automobiles do not exceed 100% of the purchase price of the car. Loans for used cars generally do not exceed the average wholesale or trade-in value of the car as stipulated in a recent auto industry used car price guide. Overdraft protection loans are unsecured personal lines of credit to individuals of demonstrated good credit character with reasonably assured sources of income and satisfactory credit histories. Consumer loans generally involve more risk than residential mortgage loans because of the type and nature of collateral and, in certain types of consumer loans, the absence of collateral. Since these loans generally are repaid from ordinary income of an individual or family unit, repayment may be adversely affected by job loss, divorce, ill health or a general decline in economic conditions. The Bank assesses the borrower's ability to make repayment through a review of credit history, credit ratings, debt-to-income ratios and other measures.

At December 31, 2011, residential real estate loans comprised 25.3% and consumer and home equity loans comprised 9.0% of the Bank's total loans.

Deposit Products

The Bank offers a broad range of deposit products, such as personal and business checking, savings and money market accounts, certificates of deposit, internet banking, cash management and direct-deposit services. Deposit accounts are tailored to each market area at rates competitive with those offered in Stark County, Ohio and consistent with the Bank's asset-liability management goals. All deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum amount permitted by law. The Bank solicits deposit accounts from individuals, businesses, associations, financial institutions, credit unions and government entities. The Bank is not significantly affected by seasonal activity or large deposits of any individual depositor.

Employees

At December 31, 2011, the Bank had 53 employees, including 44 full-time employees. The Bank provides a number of benefits to its employees, such as health, disability and life insurance for all qualified employees. No employee is represented by a union or collective bargaining group. Management considers its employee relations to be good. Ohio Legacy has no employees who are not also employed by the Bank.

Competition

The Bank operates in a highly competitive industry. In its primary market areas of Stark and Belmont Counties in Ohio, the Bank competes for new deposit accounts and loans with numerous other commercial banks, both large regional banks and smaller community banks, as well as savings and loan associations, credit unions, finance companies, insurance companies, brokerage firms and investment companies. Many of our competitors enjoy the benefits of greater financial resources, advanced technology, fewer regulatory constraints and lower cost structures. The Bank's ability to generate earnings is impacted in part by interest rates offered on loans and deposits, and by changes in the rates on loans and various other securities which comprise the Bank's investment portfolio. The Bank is competitive with respect to the interest rates and loan fees it charges, as well as in the variety of accounts and interest rates it offers to customers. The dominant pricing mechanisms on loans are the Prime interest rate as published in the Wall Street Journal, U.S. Treasury Note rates with three-year or five-year maturities, and the London Interbank Offered Rate ("LIBOR"). The interest margin in excess of the applicable base rate depends on the overall account relationship and the creditworthiness of the borrower. Deposit rates are regularly reviewed and established by management. The Bank's primary objective in setting deposit rates is to remain competitive in the market area while maintaining an adequate interest rate spread (the difference between the yield earned on interest-earning assets and the rates paid on deposits and borrowed funds) to meet overhead costs and provide a profitable return.

Supervision and Regulation

The Bank is subject to supervision, regulation and periodic examination by the Office of the Comptroller of the Currency (the "OCC") and Ohio Legacy is supervised by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Earnings of the Company are affected by state and federal laws and regulations and by policies of various regulatory authorities. These policies include, for example, statutory maximum lending rates, loan loss reserves, requirements on maintenance of reserves against deposits, domestic monetary policies of the Federal Reserve Board, United States federal government fiscal policy, international currency regulations and monetary policies, certain restrictions on banks' relationships with the securities business, capital adequacy requirements and liquidity restraints.

Regulation of Ohio Legacy

Bank Holding Company Act. As a bank holding company, Ohio Legacy is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Under the BHCA, Ohio Legacy is subject to periodic examination by the Federal Reserve Board and is required to file periodic reports regarding its operations and any additional information that the Federal Reserve Board may require.

The BHCA generally limits the activities of a bank holding company to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries and engaging in any other activities that the Federal Reserve Board has determined to be so closely related to banking or to managing or controlling banks as to be incidental to those activities. In addition, the BHCA requires bank holding companies to obtain the approval of the Federal Reserve Board prior to acquiring substantially all the assets of another bank or bank holding company, acquiring direct or indirect ownership or control of more than 5% of the voting shares of a bank or merging or consolidating with another bank holding company.

The Federal Reserve Board has extensive enforcement authority over bank holding companies, including, among other things, the ability to: (i) assess civil money penalties; (ii) issue cease and desist or removal orders; and (iii) require that a bank holding company divest subsidiaries (including its subsidiary banks). In general, the Federal Reserve Board may initiate enforcement actions for violations of laws and regulations and unsafe or unsound practices.

Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support those subsidiary banks. Under this policy, the Federal Reserve Board may require a bank holding company to contribute additional capital to an undercapitalized subsidiary bank and may disapprove of the payment of dividends to shareholders if the Federal Reserve Board believes the payment of such dividends would be an unsafe or unsound practice. These provisions could have the effect of limiting Ohio Legacy's ability to pay dividends on its common stock.

Capital Guidelines. The OCC and the Federal Reserve Board each have adopted risk-based and leverage capital guidelines to evaluate the adequacy of capital of national banks and bank holding companies. The guidelines involve a process of assigning various risk weights to different classes of assets, then evaluating the sum of the risk-weighted balance sheet structure against the capital base. Actual and required capital amounts are disclosed in Note 13 of the consolidated financial statements. Failure to meet capital guidelines could subject a banking institution to various penalties, including termination of FDIC deposit insurance. In addition, the OCC and the FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan accepted by the OCC or the FDIC. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers.

In September 2011, the OCC terminated the Consent Order entered into during February 2009 since the Bank demonstrated full compliance with all terms of the Consent Order, and the continued existence of the Consent Order was no longer required. As a result, the Bank is considered well-capitalized under the risk-based capital regulations governing the banking industry and is no longer classified by the OCC as a "troubled" institution.

Regulation of the Bank

The Bank is also subject to federal regulation regarding such matters as reserves, limitations on the nature and amount of loans and investments, issuance or retirement of its securities, limitations on the payment of dividends and other aspects of banking operations.

The Bank is a member of the Federal Reserve System and, as a national bank, is regulated and subject to periodic examination by the OCC. These examinations are designed primarily for the protection of the depositors of the Bank and not for its shareholder, Ohio Legacy, or for the shareholders of Ohio Legacy. The OCC has broad enforcement powers over national banks, including the power to impose fines and other civil and criminal penalties and to appoint a conservator or receiver if any of a number of conditions is met.

Dividend Restrictions. The Bank is a legal entity separate and distinct from Ohio Legacy, although Ohio Legacy owns 100% of the outstanding stock of the Bank. Virtually all of Ohio Legacy's revenues result from dividends paid by the Bank. The Bank is subject to laws and regulations that limit the amount of dividends it can pay to Ohio Legacy. Under OCC regulations, a national bank may not declare a dividend in excess of its undivided profits. Additionally, the Bank may not declare a dividend if the total amount of all dividends declared by the Bank in any calendar year, including the proposed dividend, exceeds the total of the Bank's retained net income of that year to date, combined with its retained net income of the preceding two years. However, a dividend that does not meet this measurement may be approved by the OCC in certain circumstances. In addition, the Bank may not declare or pay any dividend if, after making the dividend, the Bank would be undercapitalized under applicable federal regulations.

FDIC. The FDIC is an independent federal agency that insures the deposits of federally-insured banks and savings associations up to prescribed limits. In July 2010, President Barack Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act into law, which, in part, permanently raises the current standard maximum deposit insurance amount to $250,000. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category.

In November 2010, the FDIC issued a Final Rule implementing section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that provides for unlimited insurance coverage of noninterest-bearing transaction accounts. Beginning December 31, 2010, through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all FDIC-insured institutions. The unlimited insurance coverage is available to all depositors, including consumers, businesses, and government entities. This unlimited insurance coverage is separate from, and in addition to, the insurance coverage provided to a depositor's other deposit accounts held at an FDIC-insured institution. The term "noninterest-bearing transaction account" includes a traditional checking account or demand deposit account on which the insured depository institution pays no interest. It also includes Interest on Lawyers Trust Accounts ("IOLTAs"). It does *not* include other accounts, such as traditional checking or demand deposit accounts that may earn interest, NOW accounts and money-market deposit accounts.

The FDIC is required to maintain designated levels of reserves. The FDIC may increase assessment rates if necessary to restore the ratio of reserves to insured deposits to its target level within a reasonable time and may decrease rates if the target level has been met. Assessments vary based on the risk the institution poses to the deposit insurance fund and the FDIC may alter its method of determining risk at any time. The risk level is determined based on the institution's capital level and the FDIC's level of supervisory concern about the institution. The FDIC may, in its discretion, impose special assessments on insured institutions at any time. In July 2011, the FDIC changed the method used to calculate the assessments charged to insured depository institutions to an assessment based on total assets, net of Tier 1 capital, instead of a deposit-based formula.

The FDIC safeguards the safety and soundness of financial institutions through examinations of insured institutions. The Bank is subject to examination by the FDIC, and the Bank's deposits are assessed deposit insurance premiums by the Bank Insurance Fund of the FDIC. Under the FDIC's deposit insurance assessment system, the assessment rate for any insured institution may vary according to regulatory capital levels of the institution and other factors such as supervisory evaluations.

The FDIC is authorized to prohibit any insured institution from engaging in any activity that poses a serious threat to the insurance fund and may initiate enforcement actions against banks. The FDIC may also terminate the deposit insurance of any institution that has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, order or condition imposed by the FDIC. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, will continue to be insured for a period from six months to two years, as determined by the FDIC. The Company is not aware of any existing circumstances that could result in termination of the Bank's deposit insurance.

Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") marks the greatest legislative change to financial supervision since the 1930s. It affects the regulatory environment in the areas of securities, derivatives, executive compensation, consumer protection and corporate governance that will grow out of the general framework established by the Act. The Act was designed to become effective in stages following the regulatory implementation phase during which an intense period of rulemaking will occur. Agency rulemaking will largely establish the parameters of the new regulatory framework and is expected to occur for an extended period. While much of the Act will directly affect large, complex financial institutions, smaller community banks will also face a more complicated and expensive regulatory framework.

The following changes that have or will be implemented pursuant to the Dodd-Frank Act may have an effect on the Company's business:

- the Dodd-Frank Act creates a Consumer Financial Protection Bureau with broad powers to adopt and enforce consumer protection regulations;
- new capital regulations for bank holding companies will be adopted, which may impose stricter requirements, and any new trust preferred securities will no longer constitute Tier I capital;
- the federal law prohibiting the payment of interest on commercial demand deposit accounts was eliminated in July 2011;
- the standard maximum amount of deposit insurance per customer was permanently increased to $250,000, and non-interest bearing transaction accounts have unlimited insurance through December 31, 2012;
- the assessment base for determining deposit insurance premiums was expanded and the assessment base was changed from deposits to average assets minus average tangible equity; and
- new corporate governance requirements applicable generally to all public companies in all industries will require new compensation practices and disclosure requirements, including requiring companies to "claw back" incentive compensation under certain circumstances, to provide shareholders the opportunity to cast a non-binding vote on executive compensation and to consider the independence of compensation advisers.

While the ultimate effect of the Dodd-Frank Act on the Company cannot yet be determined, the law is likely to increase compliance costs and fees paid to regulators, along with possible restrictions on the operations of the Company and its subsidiaries.

Community Reinvestment Act. The Community Reinvestment Act (the "CRA") requires depository institutions to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. Under the CRA, each institution is required to adopt a statement for each of its marketing areas describing the depository institution's efforts to assist in its communities' credit needs. Depository institutions are examined periodically for compliance and are assigned ratings. Banking regulators consider these ratings when considering approval of a proposed transaction by an institution.

Privacy Provisions of Gramm-Leach-Bliley Act

Under the Gramm-Leach-Bliley Act, federal banking regulators were required to adopt rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party.

Patriot Act

In response to the terrorist events of September 11, 2001, the Uniting and Strengthening of America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act") was signed into law in October 2001. The Patriot Act gives the United States Government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. Title III of the Patriot Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions. Among other requirements, Title III and related regulations require regulated financial institutions to establish a program specifying procedures for obtaining identifying information from customers seeking to open new accounts and establish enhanced due diligence policies, procedures and controls designed to detect and report suspicious activity. The Company has established policies and procedures that are believed to be compliant with the requirements of the Patriot Act.

Transactions with Affiliates, Directors, Executive Officers and Shareholders

Section 23A and 23B of the Federal Reserve Act and Regulation W restrict transactions by banks and their subsidiaries with their affiliates. An affiliate of a bank is any company or entity which controls, is controlled by or is under common control with the bank. Ohio Legacy, Excel Bancorp and the Bank are affiliates. Generally, Sections 23A and 23B and Regulation W: (i) limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of that bank's capital stock and surplus (*i.e.*, tangible capital); (ii) limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with all affiliates to 20% of that bank's capital stock and surplus; and (iii) require that all such transactions are on terms substantially the same, or at least as favorable to the bank subsidiary, as those provided to a non-affiliate.

The term "covered transaction" includes the making of loans to the affiliate, the purchase of assets from the affiliate, issuance of a guarantee on behalf of the affiliate, the purchase of securities issued by the affiliate, and other similar types of transactions.

A bank's authority to extend credit to executive officers, directors and greater than 10% shareholders, as well as entities such persons control, is subject to Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated thereunder by the Federal Reserve Board. Among other things, these loans must be made on terms substantially the same as those offered to unaffiliated individuals or be made as part of a benefit or compensation program and on terms widely available to employees, and must not involve a greater than normal risk of repayment. In addition, the amount of loans a bank may make to these persons is based, in part, on the bank's capital position, and specified approval procedures must be followed in making loans which exceed specified amounts.

Effects of Government Monetary Policy

The earnings of the Company are affected by general and local economic conditions and by the policies of various governmental regulatory authorities. In particular, the Federal Reserve Board regulates monetary policy, credit conditions and interest rates that may influence general economic conditions primarily through open market acquisitions or dispositions of United States government securities, varying the discount rate on member bank borrowings and setting reserve requirements against member and nonmember bank deposits. The Federal Reserve Board's monetary policies have historically had a significant effect on the interest income and interest expense of commercial banks, including the Bank, and are expected to continue to do so in the future.

Future Regulatory Uncertainty

Federal regulation of bank holding companies and financial institutions changes regularly and is the subject of constant legislative debate. Future legislation and policies may have a significant influence on overall growth and distribution of loans, investments and deposits and may affect interest rates charged on loans or paid on time and savings deposits. Such legislation and policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. As a result of the continuous changes in legislation related to the financial services industry, the Company cannot forecast how federal regulation of financial institutions may change in the future or its impact on the Company's operations and profitability.

Statistical Disclosures

The following schedules present, for the periods indicated, certain financial and statistical information of the Company as required under the SEC's Industry Guide 3, "Statistical Disclosure by Bank Holding Companies."

Industry Guide 3 - Item I. Distribution of Assets, Liabilities and Stockholders' Equity; Interest Rates and Interest Differential

A. & B. Average Balance Sheets and Related Analysis of Net Interest Earnings

The following table sets forth information relating to the Company's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. These yields and costs are derived by dividing income or expense by the average balances of interest-earning assets or interest-bearing liabilities for the periods presented.

	Year Ended December 31,					
	2011			2010		
(Dollars in Thousands)	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate
Assets						
Interest-earning assets:						
Interest-bearing deposits in other financial institutions and federal funds sold	$ 34,159	$ 80	0.23%	$ 33,395	$ 76	0.23%
Securities available for sale	15,682	426	2.72%	27,214	898	3.30%
Securities held to maturity	1,173	45	3.87%	2,982	114	3.82%
Federal agency stock	1,541	75	4.84%	1,465	71	4.87%
Loans (1)	105,136	5,529	5.26%	95,175	5,746	6.04%
Total interest-earning assets	157,691	6,155	3.90%	160,231	$ 6,905	4.31%
Noninterest-earning assets	7,977			9,711		
Total assets	$ 165,668			$ 169,942		
Liabilities and Shareholders' Equity						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 8,695	$ 25	0.29%	$ 9,253	$ 52	0.55%
Savings accounts	11,844	44	0.37%	16,163	126	0.78%
Money market accounts	46,341	272	0.59%	43,094	365	0.85%
Certificates of deposit	50,205	696	1.39%	55,280	1,304	2.36%
Total interest-bearing deposits	117,085	1,037	0.89%	123,790	1,847	1.49%
Other borrowings	9,116	87	0.95%	12,940	367	2.84%
Total interest-bearing liabilities	126,201	1,124	0.89%	136,730	$ 2,214	1.62%
Noninterest-bearing demand deposits	22,129			16,855		
Noninterest-bearing liabilities	768			867		
Total liabilities	149,098			154,452		
Shareholders' equity	16,570			15,490		
Total liabilities and shareholders' equity	$ 165,668			$ 169,942		
Net interest income; interest rate spread (2)		$ 5,031	3.01%		$ 4,691	2.69%
Net earning assets	$ 31,490			$ 23,501		
Net interest margin (3)			3.19%			2.93%
Average interest-earning assets to interest-bearing liabilities	1.25	X		1.17	X	

(1) Average loans are net of net deferred loan fees and costs and loans in process. Nonaccrual loans are included in noninterest-earning assets. Fee income is included in interest earned.
(2) Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

C. Interest Differential

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in balances multiplied by prior year rate), (2) changes in rate (change in rates multiplied by prior year balance) and (3) total changes in rate and volume. The combined effects of changes in both volume and rate, which are not separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	For the Year Ended December 31,					
	2011 vs. 2010 Increase (Decrease) due to			2010 vs. 2009 Increase (Decrease) due to		
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total
Change in interest income attributable to:						
Interest-bearing deposits and federal funds sold	$ 3	$ 1	$ 4	$ 34	$ 5	$ 39
Securities available for sale	(333)	(139)	(472)	(268)	(339)	(607)
Securities held to maturity	(71)	2	(69)	(1)	-	(1)
Federal bank stock	4	-	4	8	(1)	7
Loans	568	(785)	(217)	(980)	(259)	(1,239)
Total assets	$ 171	$ (921)	$ (750)	$(1,207)	$ (594)	$(1,801)
Change in interest expense attributable to:						
Interest-bearing demand deposits	$ (3)	$ (24)	$ (27)	$ 4	$ (17)	$ (13)
Savings accounts	(28)	(54)	(82)	(5)	(115)	(120)
Money market accounts	26	(119)	(93)	27	(244)	(217)
Certificates of deposit	(111)	(497)	(608)	(476)	(649)	(1,125)
Other borrowings	(86)	(194)	(280)	(240)	(122)	(362)
Total interest-bearing liabilities	$ (202)	$ (888)	(1,090)	$ (690)	$(1,147)	(1,837)
Change in net interest income			$ 340			$ 36

Industry Guide 3 - Item II. Investment Portfolio

A. This information is contained in Note 3 to the consolidated financial statements, which is incorporated herein by reference.

B. Other securities consist of preferred stock issued by the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC") that has a stated rate and an initial call date of five years from the date of issuance. Based on actions taken by the Treasury Department on September 7, 2008, the dividend on the preferred stock has been suspended indefinitely.

Maturities of Investment Securities

	No Stated Maturity		Due after one through five years		Due after five through ten years	
	Amount	Weighted Average Yields	Amount	Weighted Average Yields	Amount	Weighted Average Yields
U.S. Government sponsored enterprises	$ -		$ 2,515,906	0.43%	$ -	
Mortgage-backed securities issued by U.S. Government-sponsored enterprises: residential	-		-		1,551,824	1.68%
Other residential mortgage-backed securities	-		-		-	
State and political subdivisions	-		919,642	5.61%	1,283,673	5.68%
Other securities	145,350	0.00%	-		-	
Total	$145,350	0.00%	$ 3,435,548	1.82%	$2,835,497	3.49%

	Due after ten years		Total	
	Amount	Weighted Average Yields	Amount	Weighted Average Yields
U.S. Government sponsored enterprises	$ -		$ 2,515,906	0.43%
Mortgage-backed securities issued by U.S. Government-sponsored enterprises: residential	3,313,343	3.67%	4,865,167	3.03%
Other residential mortgage-backed securities	189,871	5.05%	189,871	5.05%
State and political subdivisions	758,035	5.94%	2,961,350	5.72%
Other securities	-		145,350	0.00%
Total	$ 4,261,249	4.13%	$10,677,644	3.16%

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

C. At December 31, 2011, there were no holdings of securities, other than securities issued by U.S. Government sponsored enterprises, in amounts greater than 10% of shareholders' equity.

Industry Guide 3 - Item III. Loan Portfolio

A. Types of Loans

This information is contained in Note 4 to the consolidated financial statements, which is incorporated herein by reference.

B. Maturities and Sensitivities of Loans to Changes in Interest Rates

The following is a schedule of maturities of loans based on contractual terms and assuming no amortization or prepayments, excluding residential real estate and consumer loans, as of December 31, 2011:

	Maturing			
(Dollars in thousands)	One year or less	After one through five years	After five years	Total
Commercial	$ 4,123	$ 5,227	$ 681	$ 10,031
Secured by trust assets	5,358	1,441	-	6,799
Commercial real estate:				
Non-owner occupied	223	6,104	16,476	22,803
Owner occupied	4,475	2,119	13,226	19,820
Construction and development	1,014	1,403	1,802	4,219
Total	$ 15,193	$ 16,294	$ 32,185	$ 63,672

The amount of loans reported above due after one year was as follows (dollars in thousands):

Fixed Rate	$ 10,399
Adjustable Rate	38,080
Total	$ 48,479

C. Risk Elements

1. Nonaccrual, Past Due and Restructured Loans - This information is contained in Note 4 to the consolidated financial statements, which is incorporated herein by reference.

The Bank's policy for placing loans on nonaccrual status is to cease accruing interest on loans when management believes that collection of interest is doubtful or when loans are past due as to principal and interest for 90 days or more, except that, in certain circumstances, interest accruals are continued on loans deemed by management to be fully collectible. In such cases, loans are evaluated individually in order to determine whether to continue income recognition after 90 days beyond the due dates. When loans are placed on nonaccrual status, any accrued interest is charged against interest income.

When an analysis of a borrower's operating results and financial condition indicates the borrower's underlying cash flows are not adequate to meet debt service requirements and the collateral securing the loan may become the principal source of repayment, the loan is evaluated for impairment. Smaller-balance homogeneous loans are evaluated for impairment in total, however these loans are evaluated for impairment individually if placed on nonaccrual status. Homogeneous loans include residential first mortgage and construction loans secured by one- to four-family residences, consumer loans, credit card loans and home equity loans. Commercial, agricultural and commercial real estate loans are evaluated individually for impairment. In addition, loans held for sale and leases are excluded from consideration of impairment.

Loans individually considered impaired are carried at (a) the present value of expected cash flows, discounted at the loan's effective interest rate, or (b) the fair value of collateral, if the loan is collateral dependent. A portion of the allowance for loan losses may be allocated to impaired loans. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

2. Potential Problem Loans - At December 31, 2011, management did not identify any loans with serious doubts about the borrowers' ability to comply with present loan repayment terms other than those included above in Industry Guide 3 - Item III.C.1, except for $4,981,801 of loans not included in nonaccrual loan balances but classified as substandard assets for regulatory purposes that continue to accrue interest. This substandard and accruing interest classification includes $2,748,834 in loans identified as troubled debt restructurings.

3. Foreign Loans Outstanding - There were no foreign loans outstanding during any period presented.

4. Loan Concentrations – The table below depicts loans outstanding at December 31, 2011, by loan type:

	Total Loans	% of total
1-4 family residential mortgage	$ 23,753,886	21.5%
1-4 family rental property	4,231,631	3.8%
Home equity	8,901,243	8.1%
Consumer	1,030,404	0.9%
Commercial	10,031,094	9.1%
Secured by trust assets	6,798,929	6.1%
Commercial real estate:		
Non-owner occupied	22,802,758	20.6%
Owner occupied	19,820,203	17.9%
Multi-unit	9,140,672	8.2%
Construction and development	4,219,420	3.8%
Total	$ 110,730,240	100.0%

D. Other Interest-bearing Assets

At December 31, 2011, there were no other interest-bearing assets required to be disclosed under Industry Guide 3 - Items III.C.1. or 2 if such assets were loans.

Industry Guide 3 - Item IV. Summary of Loan Loss Experience

A. Analysis of the Allowance for Loan Losses

Activity in the allowance for loan losses for the years ended December 31 2011 and 2010 was as follows:

	2011	2010
Balance, January 1	$3,055,766	$3,945,670
Provision for loan losses	152,905	(116,147)
Reclassification for loans sold	(600,000)	-
Loans charged-off:		
Commercial	(81,263)	(71,941)
Commercial real estate	(252,904)	(362,004)
Residential real estate	(180,512)	(153,031)
Construction	(1,205)	(347,093)
Consumer and home equity	(23,614)	(19,057)
Total loans charged-off	(539,498)	(953,126)
Recoveries:		
Commercial	38,276	134,948
Commercial real estate	95,387	15,235
Residential real estate	-	9,490
Construction	279,833	18,000
Consumer and home equity	1,809	1,696
Total recoveries	415,305	179,369
Balance, December 31	$2,484,478	$3,055,766
Balance as a percentage of total loans	2.24%	2.93%
Ratio of net charge offs during the period to average loans outstanding	0.12%	0.77%

The allowance for loan losses balance and the provision for loan losses charged to operating expense are determined by management based on periodic reviews of the Bank's loan portfolio, economic conditions and various other circumstances that are subject to change over time. In making this judgment, management reviews selected large loans as well as loans individually considered impaired, other delinquent, nonaccrual and problem loans and loans to industries experiencing economic difficulties. The collectability of these loans is evaluated after considering the current operating results and financial position of the borrower, estimated market value of collateral, guarantees and the Company's collateral position versus other creditors. Judgments, which are necessarily subjective, as to the probability of losses and the amounts of such losses are formed on these loans, as well as other loans taken together.

B. Allocation of the Allowance for Loan Losses

While management's periodic analysis of the adequacy of the allowance for loan losses may allocate portions of the allowance to specific problem loan situations, the entire allowance is available for any loan charge-offs that occur. The following schedule is a breakdown of the allowance for loan losses allocated by type of loan and related ratios at December 31 2011 and 2010:

	2011		2010	
	Allowance Amount	% of loans in each category to total loans	Allowance Amount	% of loans in each category to total loans
Commercial	$ 284,961	9.1%	$ 275,473	8.7%
Secured by trust assets	13,600	6.1%	12,095	5.8%
Real estate loans:				
Commercial real estate				
Non-owner occupied	278,699	20.6%	509,739	17.5%
Owner occupied	662,269	17.9%	1,043,458	22.9%
Residential real estate				
1-4 family residential mortgage	202,699	21.5%	183,507	22.9%
1-4 family rental property	235,523	3.8%	331,184	6.2%

	2011		2010	
	Allowance Amount	% of loans in each category to total loans	Allowance Amount	% of loans in each category to total loans
Multi-family real estate	423,031	8.2%	454,670	7.2%
Construction and development	234,590	3.8%	141,635	2.1%
Home equity loans	139,419	8.1%	93,187	6.0%
Other consumer loans	9,687	0.9%	10,818	0.7%
Total	$ 2,484,478	100.0%	$ 3,055,766	100.0%

Industry Guide 3 - Item V. Deposits

A. Average Amount and Average Rate Paid On Deposits.

	2011		2010	
(Dollars in thousands)	Average Balances	Average Rate	Average Balances	Average Rate
Noninterest-bearing demand deposits	$ 22,129	N/A	$ 16,855	N/A
Interest-bearing demand deposits	8,695	0.29%	9,253	0.55%
Savings accounts	11,844	0.37%	16,163	0.78%
Money market accounts	46,341	0.59%	43,094	0.85%
Certificates of deposit	50,205	1.39%	55,280	2.36%
Total deposits	$ 139,214		$ 140,645	

B. Other categories – not applicable.

C. Foreign deposits – not applicable.

D. The following is a schedule of maturities of certificates of deposit in amounts of $100,000 or more as of December 31, 2011:

(Dollars in thousands)	
Three months or less	$ 3,269
Over three through six months	1,523
Over six through twelve months	13,244
Over twelve months	7,347
Total	$ 25,383

E. Time deposits greater than $100,000 issued by foreign offices – not applicable.

Industry Guide 3 - Item VI. Return on Equity and Assets

	2011	2010
Return on average assets	1.1%	-1.8%
Return on average equity	11.0%	-20.1%
Dividend payout ratio	-	-
Average shareholders' equity to average assets	10.0%	9.1%

Industry Guide 3 - Item VII. Short-Term Borrowings

During 2011, the Company entered into repurchase agreements as a funding source for its operations. The Company also has available credit with the Federal Home Loan Bank ("FHLB") and advances from that will mature within the next twelve months. This information is contained in Notes 8 and 9 to the consolidated financial statements, which are incorporated herein by reference.

Item 1A. Risk Factors

Not required.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Bank currently owns or leases and operates three banking offices, including its main office, and an operations center:

- North Canton Main Office, 600 South Main Street, North Canton, Ohio 44720 (own)
- Belden Village Branch Office, 6141 Whipple Ave NW, North Canton, OH 44720 (operating lease)
- St. Clairsville Wealth Office, 107 Plaza Drive, Suite J, St. Clairsville, OH 43950 (operating lease)
- Wooster Operations Center, 2375 Benden Drive, Suite C, Wooster, Ohio, 44691 (operating lease)

The Bank considers the physical properties it occupies to be suitable and adequate for the purposes for which they are being used. See Note 6 to the consolidated financial statements for additional information regarding our properties.

Item 3. Legal Proceedings.

The Company is not a party to any material pending legal proceedings, other than ordinary routine litigation incidental to the business of the Company. No routine litigation in which the Company is involved is expected to have a material adverse impact on the financial position or results of operations of the Company.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market for the Company's Common Stock

Ohio Legacy's common stock is publicly traded on the NASDAQ Capital Market under the symbol "OLCB." As of March 19, 2012, there were 19,714,564 shares of Ohio Legacy's common stock issued and outstanding and there were approximately 251 holders of record. The following table summarizes the highest and lowest sales prices for Ohio Legacy's common stock for each quarter during 2011 and 2010, as reported on the NASDAQ Stock Market:

	2011		2010	
	HIGH	LOW	HIGH	LOW
First Quarter	$ 1.98	$ 1.60	$ 5.00	$ 1.25
Second Quarter	1.82	1.22	2.97	2.18
Third Quarter	1.68	0.92	2.60	1.81
Fourth Quarter	1.64	1.02	2.39	1.80

No cash dividends were declared or paid by Ohio Legacy during 2011 or 2010. The payment of dividends by the Bank to Ohio Legacy and by Ohio Legacy to its shareholders is subject to restrictions by regulatory agencies. The Company is currently not able to declare or pay dividends without prior approval from its regulators. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources" and Note 13 to the consolidated financial statements for information regarding the restrictions on the Company's ability to pay dividends.

Recent Sales of Unregistered Securities

As previously discussed under "Recapitalization," Ohio Legacy and the Bank entered into a Stock Purchase Agreement with Excel Financial on November 15, 2009. Under the terms of the Stock Purchase Agreement, Excel Financial agreed to purchase 15 million shares of Ohio Legacy's common stock at a price of $1.00 per share. As a condition to Excel Financial's purchase of the shares, Ohio Legacy agreed to sell a minimum of 1.5 million shares of its common stock to investors other than Excel Financial in a private offering, and to use its best efforts to sell an additional one million shares of its common stock in the same private offering, all at a purchase price of $1.00 per share.

On February 19, 2010, Ohio Legacy closed (i) the sale of 15 million shares of its common stock, pursuant to the Stock Purchase Agreement, to Excel Bancorp, at a price of $1.00 per share and (ii) the sale of 2.5 million shares of its common stock to other local investors at a price of $1.00 per share. The aggregate proceeds from the sales were $17.5 million. Net proceeds from the sales were $16.8 million, after the Company's payment of legal, investment banking, accounting and other issuance expenses of approximately $700,000. Through its purchase of 15 million shares of Ohio Legacy's common stock, Excel Bancorp, which did not own any Ohio Legacy securities before the closing, acquired approximately 76% of Ohio Legacy's total outstanding shares of common stock.

The shares of Ohio Legacy common stock sold in these transactions were not registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering. The offering was made solely to "accredited investors," as that term is defined in Regulation D under the Securities Act. The shares of common stock sold in the offering may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. Certificates representing these shares of Ohio Legacy common stock contain a legend stating the same. See Note 2 to the consolidated financial statements for additional information regarding these transactions.

Issuer Purchases of Equity Securities

There were no purchases made by or on behalf of the Company or any affiliated purchaser of shares of Ohio Legacy's common stock during the fourth quarter of 2011.

Item 6. Selected Financial Data

Not required.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not required.

Item 7. Management's Discussion and Analysis.

In the following section, management presents an analysis of Ohio Legacy Corp's financial condition and results of operations as of and for the years ended December 31, 2011 and 2010. This discussion is provided to give shareholders a more comprehensive review of the issues facing management than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and the accompanying notes included in this Form 10-K.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act which can be identified by the use of forward-looking terminology, such as "may", "might", "could", "would", "believe", "expect", "intend", "plan", "seek", "anticipate", "estimate", "project", or "continue" or the negative version of such terms or comparable terminology. All statements other than statements of historical fact included in this Form 10-K, including statements regarding our outlook, financial position, results of operation, liquidity, capital resources and interest rate sensitivity are forward-looking statements.

The Private Securities Litigation Reform Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statements. We desire to take advantage of the "safe harbor" provisions of that Act.

Forward-looking statements speak only as of the date on which they are made and, except as may be required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date on which the statement is made.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results to be materially different from any future results expressed or implied by such forward-looking statements. Although we believe the assumptions, judgments and expectations reflected in such forward-looking statements are reasonable, we can give no assurance such assumptions, judgments and expectations will prove to have been correct. Important factors that could cause actual results to differ materially from those in the forward-looking statements included in this Form 10-K include, but are not limited to:

- competition in the industry and markets in which we operate;
- rapid changes in technology affecting the financial services industry;
- changes in government regulation;
- general economic and business conditions and real estate valuations in our primary market areas could adversely impact results of operations, financial condition and cash flows;
- changes in industry conditions created by state and federal legislation and regulations;
- changes in interest rates and the impact of future interest rate changes on our profitability, capital adequacy and the fair value of our financial assets and liabilities;
- our ability to retain existing customers and attract new customers;
- our development of new products and services and their success in the marketplace;
- the adequacy of our allowance for loan losses;
- deposit insurance premiums assessed on the Bank may increase and have a negative impact on earnings;
- our ability to seek additional capital in the future; and
- our anticipated loan and deposit account growth, expense levels, liquidity and capital resources and projections of earnings.

OVERVIEW OF STRATEGIC DEVELOPMENTS

Following the recapitalization of the Company in February 2010, the Company's management has focused on a number of initiatives including the following:

- Improve the Company's regulatory risk profile to alleviate the financial and management burden of problem loans and special supervision by the Bank's principal regulator in connection with a Consent Order issued in February 2009.
    - The Consent Order was removed by the OCC on September 11, 2011, reflecting improvements in the management of problem loans.

- Evaluate the markets where the Company's branch network operates to determine whether the operating costs and demographics fit with the Bank's business plan. As a result, the following events occurred:
    - Deposits totaling $74.3 million and net loans totaling $9.1 million for two branch offices located in Wayne County, Ohio, were sold in October 2011.
    - Criticized loans included in the sale totaled $2.3 million.
    - A lease costing approximately $39 per square foot was assigned to the purchaser of the branch deposits.
- Develop fee-based revenue through the wealth management business started by the Bank in April 2010.
    - Assets under management by the trust department totaled $105 million at year-end 2011.
- Evaluate the core processing system to reduce costs while expanding product offerings to remain competitive through advances in technology.
    - The Bank will convert its core processing system in April 2012.
- Deliver efficient and premier service and products for current and prospective clients and develop a sales culture throughout the Company.

The following key factors summarize the Company's financial condition at year-end 2011 compared to year-end 2010:

- Total assets decreased by $24.0 million from $170.6 million to $146.6 million as a result of the sale of branch deposits in Wayne County, Ohio;
- Total deposits decreased by $39.2 million from $143.2 million to $104.0 million; excluding the sale of $74.3 million of branch deposits, deposits would have increased an estimated $35 million;
- Total shareholders' equity increased $2.1 million from $16.5 million to $18.6 million;
- Net loans increased $7.1 million to $108.3 million;
- Nonaccrual loans decreased by $2.2 million from $3.5 million to $1.3 million; and
- Assets acquired in settlement of loans declined from $2.4 million to $2.0 million.

The following key factors summarize our results of operations for 2011 compared to 2010:

- The sale of deposits and the assignment of a branch lease in the Wayne County, Ohio market generated a gain of $3.7 million before expenses related to the branch disposal totaling $212,383;
- Net interest income increased by $340,186 to $5.0 million for 2011;
- Trust and brokerage revenue increased $520,225 to $743,850 in 2011 from $223,625 in 2010 when trust and brokerage services were introduced as a new service;
- Loan loss provision expense for 2011 totaled $152,905 compared to a negative loan loss provision of $116,147 for 2010;
- Gains on the sale of available securities totaled $358,030 for 2011 compared to gains, net of charges for other than temporary impairment ("OTTI") of investment securities, of $108,965 for 2010;
- The realized losses and write-downs in the value of other real estate owned totaled $268,117 for 2011 compared to $341,631 for 2010;
- Total noninterest expenses decreased $578,684 to $8.4 million in 2011 from $8.9 million in 2010, a decline principally related to the absence of investor expenses totaling $517,222 paid during 2010 in connection with the assignment of promissory notes from Excel Financial to the Company in connection with the assignment of the Stock Purchase Agreement to Excel Bancorp by Excel Financial;

The following forward-looking statements describe our near term outlook:

- Credit quality will remain a primary focus of the Company, and costs associated with credit administration and collection efforts will remain high;
- Commercial lending, with an emphasis on commercial and industrial lending, and services in trust, brokerage and wealth management are expected to expand;
- Operating expenses associated with new management and new services are expected to be higher than the historical compensation costs at the Company;

- Noninterest income is expected to improve due to the expansion of trust, investment and wealth management services.
- The Bank's costs associated with its regulatory risk profile including FDIC insurance and regulatory examination costs, although improved from 2009, will remain high until asset quality and earnings improve.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements and related disclosures in accordance with U.S. generally accepted accounting principles requires us to make judgments, assumptions and estimates at a specific point in time that affect the amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, we have utilized available information including our past history, industry standards and the current economic environment, among other factors, in forming our estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. It is possible that the ultimate outcome as anticipated by management in formulating our estimates inherent in these financial statements may not materialize. Application of the critical accounting policies described below involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operation to similar businesses.

Allowance for loan losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries and decreased by charge-offs. We estimate the allowance balance by considering the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in our judgment, should be charged off. Loan losses are charged against the allowance when we believe the loan balance cannot be collected.

We consider various factors, including portfolio risk, economic environment and loan delinquencies, when determining the level of the provision for loan losses. We monitor loan quality monthly and engage an independent third party each quarter to help monitor and confirm our loan grading conclusions.

Valuation allowance for deferred tax assets. Another critical accounting policy relates to valuation of the deferred tax asset for net operating losses. Net operating loss carryforwards of approximately $8,026,000 will expire as follows: $1,257,000 on December 31, 2027, $132,000 on December 31, 2028, $1,532,000 on December 31, 2029, and $5,105,000 on December 31, 2030. A valuation allowance has been recorded for the related deferred tax asset for these carryforwards and other net deferred tax assets recorded by the Company to reduce the carrying amount of these assets to zero. Additional information is included in Notes 1 and 11 to our audited consolidated financial statements.

FINANCIAL CONDITION – DECEMBER 31, 2011, COMPARED TO DECEMBER 31, 2010

Assets. At December 31, 2011, assets totaled $146.6 million, down $24.1 million from $170.7 million at December 31, 2010. The decline in assets resulted from the sale of branch deposits during the fourth quarter of 2011.

Cash and Cash Equivalents. Cash and Cash Equivalents decreased $12.7 million to $20.0 million at year-end 2011 compared to $32.7 million at year-end 2010. The Company increased its liquidity position during most of 2011 anticipating the completion of the sale of $74 million of branch deposits in October 2011 that required approximately $60 million in cash at closing.

Securities. Securities classified as held-to-maturity at year-end 2010 were reclassified to available-for-sale during 2011. Proceeds from the sale of securities totaled $10.8 million during 2011 as securities were converted to cash to assist in funding the branch deposit sale. During 2011 and 2010, investment purchases were geared toward callable agency bonds with the expectation that the bonds would likely be called prior to maturity, but until such time would provide a higher yield than federal funds sold. At December 31, 2011, the duration of the portfolio excluding equity investments was approximately 3.6 years compared to 3.2 years at December 31, 2010 although the portfolio declined from $28 million at year-end 2010 to $10.7 million at year-end 2011. Securities with longer durations can be expected to contribute to increased volatility in the market value of the portfolio for any given change in market rates. At year-end 2011, the net unrealized gain on the securities portfolio was approximately $452,816 compared to a net unrealized gain of $427,807 at year-end 2010.

Loans. Total portfolio loans, net of the allowance for loan loss and deferred loan fees, increased $7.2 million at December 31, 2011 to $108.3 million, compared to $101.1 million at year-end 2010. Approximately $9.1 million in net loans were sold in connection with the sale of branch deposits during the fourth quarter of 2011; this loan sale included $2.2 million in loans classified by management as special mention or substandard none of which were impaired. Loans classified by management as special mention, substandard or doubtful and not deemed impaired represented 5.0% of total loans at December 31, 2011 compared to 8.7% of total loans at September 30, 2011, and 11.8% at December 31, 2010. Impaired loans represented 3.7% of total loans at December 31, 2011 compared to 1.5% of total loans at September 30, 2011, and 3.3% of total loans at year-end 2010. Included in impaired loans at December 31, 2011 were $2.7 million in loan balances that continued to accrue interest; these accruing impaired loans are troubled debt restructurings and amounted to 2.5% of total loans. Improving asset quality is a prime objective for management. Outstanding loan balances are expected to increase through business development efforts.

Allowance for Loan Losses and Asset Quality. The allowance for loan losses totaled $2.5 million at December 31, 2011, a decrease of $571,000 compared to $3.1 million at December 31, 2010. The amount of the allowance is based on a combination of actual experiential factors such as historical losses for each category of loans and information about specific borrowers as well as projections for various other factors, including delinquencies, general economic conditions and the outlook for specific industries, which are more subjective in nature. During 2011, the Company recognized loan charge-offs totaling $539,000 and recoveries totaling $415,000. A reclassification of $600,000 reduced the Allowance for Loan Losses for those loans transferred to held-for-sale as part of the Disposal Group in connection with the branch sale. The provision for loan loss was $153,000 for 2011.

During 2010, the Company recognized loan charge-offs totaling $953,000 and recoveries totaling $179,000. During the fourth quarter of 2010, the Company charged off loans totaling $341,000 and collected recoveries of $40,000. The Company also reduced its estimate of incurred losses in the loan portfolio through the recognition of a negative loan loss provision totaling $116,000 for the year and a negative loan loss provision of $257,000 during the fourth quarter of 2010. The negative loan loss provision had a positive impact on earnings.

As a percentage of total loans, the allowance for loan losses decreased from 2.93% at year-end 2010 to 2.24% at the end of 2011. We continue to closely monitor credit quality and delinquencies as our loan portfolio ages, and will increase the allowance for loan losses if we believe losses have been incurred.

Nonperforming loans consist of loans on nonaccrual status. Nonperforming loans, excluding overdrafts, totaled $1.3 million at December 31, 2011 compared to $3.4 million at December 31, 2010. During 2011, reductions to nonaccrual loans included transfers to assets acquired through settlement of loans of $745,000, principal payments and payoffs of $1,492,000, charge-offs of $479,000. Additions to nonaccrual loans totaled $642,000. During 2010, reductions to nonaccrual loans included transfers to assets acquired through settlement of loans of $2.1 million, principal payments and payoffs of $983,000, charge-offs of $940,000 and upgrades of $239,000. Additions to nonaccrual loans totaled $1,829,000.

Assets acquired in settlement of loans. These assets include OREO and an interest in a limited liability company acquired during 2010 that owns the real estate and operations of an indoor waterpark and resort obtained through a U.S. Bankruptcy Code 363 sale. The limited liability company was formed by the lead bank for the banks participating in the project financing to acquire title to the real estate, conduct the operation of the facility, and market the real estate and the operations of the business for sale. The carrying value of its interest is $1.3 million and is based upon the estimated fair value of the real estate less costs to sell. OREO consisted of nine properties and totaled $757,000 at year-end 2011 compared to $1.0 million and seven properties at year-end 2010. During 2011, nine properties were sold from OREO for sales proceeds of $820,000. During 2010, seventeen properties were sold from OREO for sales proceeds of $2.6 million.

Deposits. Total deposits decreased $39.3 million from year-end 2010 to $104.0 million at December 31, 2011. Branch deposits sold during the fourth quarter of 2011 totaled $74.3 million resulting in a gain on the deposit sale totaling $3.5 million. During 2011, the Company utilized a national certificate of deposit listing service to gather deposits from other financial institutions as a source of additional funding and liquidity. Individual deposits raised through this program typically are issued for amounts that approximate the FDIC insurance limit of $250,000 and at rates usually less than certificates issued through its retail offices. At year-end 2011, certificates of deposits issued through the listing service totaled $15.5 million.

Federal Home Loan Bank Advances. Advances at year-end 2011 totaled $19 million compared to $5 million year-end 2010. The advances outstanding at year-end 2010 were repaid during the first quarter of 2011. New advances of $19 million were borrowed during the fourth quarter of 2011 and were partially used to fund the sale of branch deposits.

RESULTS OF OPERATIONS – YEARS ENDED DECEMBER 31, 2011 AND 2010

The Company recorded net income of $1,820,122, or $0.09 per share, for the year ended 2011 compared to a net loss of $3,110,110, of a loss of $0.18 per share, for the year ended 2010. Average common shares outstanding were 19,714,564 for 2011 and 17,365,249 for 2010.

Net interest income. Net interest income increased $340,000 in 2011 compared 2010, and the Company's net interest margin increased to 3.19% for 2011 compared to 2.93% for 2010. Low interest rates prevailed during 2011 and 2010 as the Federal Reserve Bank used various measures to reduce interest rates across the yield curve to assist an economic recovery.

Interest income. Interest income decreased $750,000 from $6.9 million in 2010 to $6.2 million in 2011 on a slightly smaller average earning asset base of $157.7 million in 2011 compared to $160.2 million in 2010. The yield on earning assets declined from 4.31% in 2010 to 3.90% in 2011. Average balances for loans increased $10.0 million, the securities portfolio decreased $13.3 million and interest-bearing deposits and federal funds sold increased slightly by $764,000. The decline in interest income was largely driven by the lower rates earned on assets which was mitigated somewhat by higher loan balances.

Interest expense. Total interest expense declined $1.1 million from $2.2 million in 2010 to $1.1 million in 2011, a decrease of 49.2%. The cost of interest bearing funds averaged 0.89% for 2011 compared to 1.62% for 2010. Interest expense on deposits decreased $810,000 to $1.0 million in 2011 compared to $1.8 million in 2010. The most significant declines in deposit interest expense were for lower rates paid for money market and certificates of deposit balances; interest paid for these two deposit types declined by $701,000. Other borrowing costs also declined by $281,000 due to lower rates and outstanding balances. It is unlikely that the Company will be able to continue to reduce its cost of funds significantly particularly at the pace realized during the past two years of declining interest rates.

Provision for loan losses. The allowance for loan loss is composed of components for homogenous and pass-rated loans, classified loans, impaired loans, and other subjective factors that may influence expected losses. Provision expense is recorded to increase the allowance for loan loss, and a negative provision for loan loss decreases the estimate of loan losses in the loan portfolio. Provision expense of $152,905 was recorded for 2011. The change in the balance of the allowance for loan loss from 2010 to 2011 that impacted provision expense consisted of an increase of approximately $284,000 in the allowance for loan losses for pass-rated and homogeneous loan pools estimated based on the three year historical average charge off rate, an increase of approximately $113,000 in the allowance allocated to impaired loans, a decrease of $786,000 in the allowance for classified loan balances, and a decrease of approximately $182,000 for other factors used to estimate the allowance for loan losses. The increase in the allowance for pass-rated and homogeneous loan pools was principally driven by higher loan balances at year-end 2011 compared to year-end 2010.

A negative loan loss provision in the amount of $116,147 was recorded for 2010. The reduction to the Allowance for Loan Loss at year-end 2010 was primarily driven by eliminating the loan charge-offs experienced during 2007 from its historical loan loss experience. The Company's uses three years of charge-off experience in its calculation of the loss rate for pass-rated and homogeneous pools of loans. Eliminating the 2007 loan losses from the loss rate reduced the Allowance for Loan Loss by approximately $863,000 at year-end 2010 compared to year-end 2009. Loan charge-offs during 2007 were significantly higher than in subsequent years. The methodology for estimating losses on special mention loans was revised to include a loss rate based on loss experience for this category instead of a standard flat loss percentage. This resulted in an increase of about $179,000 in the Allowance for Loan Loss after also factoring in a decrease in the balance of special mention loans of about $1.1 million from year-end 2009 to year-end 2010. A decrease in the loss rate applied to substandard loan balances at year-end 2010 compared to year-end 2009 resulted in a reduction to the Allowance for Loan Loss of about $531,000 even though the balance of substandard loans increased by about $461,000 from year-end 2009 to year-end 2010. The allowance for loan loss allocated to other factors increased by $319,000. The increase was principally driven by regulatory and other economic factors. Specific allocations of the Allowance for Loan and Lease Losses increased approximately $6,000 at year-end 2010 compared to 2009.

Noninterest income. For the year ended December 31, 2011, noninterest income increased to $5,297,086 from $814,171 for 2010. The sale of deposits in the Wayne County, Ohio market contributed a total of $3,743,602 toward this increase based on the gain on the sale of branch deposits of $3,526,070 and a gain on the assignment of a capital lease agreement for one of the branch offices for $217,532.

Trust and brokerage fee income increased $520,225 to $743,850 for 2011 compared to $223,625 for 2010. These services were introduced during the second quarter of 2010.

Securities gains recorded for 2011 totaled $358,030, up $201,865 from $156,165 in securities gains for 2010. The gains recorded during 2011 were principally for sales of GNMA mortgage-backed securities with an original maturity of 30 years. The sales were completed to raise funds to complete the disposition of branch deposits during the fourth quarter of 2011 and to reduce the price sensitivity of the investment portfolio. An other than temporary impairment loss of $47,200 was recorded on shares of FNMA and FHLMC preferred stock during 2010.

In 2011 and 2010, the Company recognized losses on the disposition or direct write-down of other real estate owned. For 2011, the net loss on disposition or direct write-down of other real estate owned totaled $268,117 on twelve properties, an improvement of $73,514 compared to a net loss of $341,631 on twenty-three properties for 2010.

Gains on the sale of loans increased $41,545 to $109,629 in 2011, up from $68,084 in 2010. Refinance activity in the mortgage market contributed to the improvement in mortgage lending volumes. Purchase activity has been less than one might expect for the record low mortgage interest rates that prevailed during 2011 and 2010.

Service charges and other fees decreased $158,892 to $551,361 in 2011 compared to $710,253 for 2010. The decrease was principally related to a decline in overdraft fee income which declined $153,547 from 2010 to 2011. Debit card revenue was also lower by $5,457. These decreases are partly attributable to the reduced number of accounts subsequent to the branch deposit sale in the fourth quarter of 2011, but overdraft fee income had previously been pressured due to changes in customer behavior and legislation enacted during 2010 requiring banks to ensure that customers "opt in" to bank-offered overdraft protection programs.

Noninterest expense. Total noninterest expenses decreased $578,684, or 6.5%, to $8,354,859 during 2011 compared to $8,933,543 for 2010. The absence of investor expenses in 2011 compared to 2010 was the principal reason for the decrease in noninterest expenses. Substantial costs were incurred related to the change in ownership control and subsequent change in management during 2010. The Company recorded investor expenses of $517,222 in February 2010 in connection with the assignment of promissory notes from Excel Financial to the Company in connection with the assignment of the Stock Purchase Agreement to Excel Bancorp by Excel Financial. The investor expenses represent expenses incurred in connection with the pursuit of an acquisition of a financial institution and development of fiduciary services in connection with an acquisition. Other changes are described below.

Compensation costs, excluding severance benefits classified as part of branch disposal expenses, increased $257,837 to $4,228,249 in 2011, or 6.5%, compared to $3,970,412 in 2010. Incentive compensation costs paid or accrued during the fourth quarter of 2011 totaled approximately $322,000 and was principally related to the successful completion of the branch deposit and loan sale during the fourth quarter. Benefit costs for 2011 included $202,859 for stock options granted during the last half of 2010 compared to $106,243 for 2010. Staffing costs for 2011 also included a full year of expense for trust and investment management staff compared to a partial year of operations during 2010.

Salaries expense for 2010 included incentive compensation totaling $228,000 for newly hired management. Salaries and benefits expense also included salary continuation for terminated staff totaling $61,603 and for departing executive management totaling $85,569. New positions were added in trust and investment services, credit administration, human resources and other departments within the Company.

Occupancy and equipment costs increased $24,278, or 2.6%, in 2011. The increase was driven by higher real estate tax expenses including the transfer of real estate sold in connection with the branch deposit sale.

Professional fees decreased $188,095, or 24.5%, in 2011. These costs include legal, accounting and auditing, regulatory examination and consulting fees. Consulting fees of $140,000 were paid to Excel Financial during 2010 for the period prior to closing the stock offering. Supervisory examination expense decreased by $24,100 during 2011 compared to 2010. A loan workout officer was hired during 2011 to replace workout specialists previously engaged during 2010 to assist in loan collection efforts also reducing consulting expense during 2011.

Franchise tax increased $180,358 to $209,824 for 2011. Ohio franchise tax for financial institutions for the current year is based on the Bank's net worth on the last day of the prior calendar year-end; higher capital levels at year-end 2010 compared to year-end 2009 resulted in higher costs for 2011.

Marketing and advertising expense decreased $55,148, or 42.5%, in 2011. Most of this decrease relates to the absence of expense in 2011 associated with a name change for the Bank in 2010. During the first quarter of 2010, the Board of Directors of the Bank approved changing the name of the Bank to Premier Bank & Trust, National Association. The Bank opted to include "Trust" in its name in connection with obtaining fiduciary powers from the Office of the Comptroller of the Currency. Costs associated with the name change in 2010 were approximately $30,000 and included logo design, the reissuance of credit and debit cards, and promotional materials.

Deposit expense and insurance fees decreased $107,218, or 21.6%, in 2011. A change in the deposit insurance assessment base to total assets, net of Tier 1 capital, instead of total deposits and an improvement in the Bank's risk rating for FDIC insurance based partly on higher capital levels following the common stock issuance in February 2010 were two factors that contributed to a reduction in FDIC deposit insurance expense totaling $114,864 for 2011. A reduction in the Bank's asset size related to the branch deposit sale during the fourth quarter of 2011 also contributed to the reduction in cost.

Non-recurring costs incurred for the completed sale of the Wayne County, Ohio branch offices totaled $212,383. These costs included severance costs associated with terminated employees in the market totaling $134,078, legal expenses of $40,771, data processing costs of $21,168, and other costs of $16,366.

Other expenses decreased $383,150, or 29.7%, in 2011. Loan-related legal expense decreased $264,797 and OREO expenses decreased $83,494. Employee and director expenses also decreased $42,732.

No income tax expense was recorded for 2011 because the valuation allowance for deferred tax assets was relieved to the extent that federal income taxes were applied to net income before taxes.

Tax benefits recorded during 2010 totaled $202,501 and are the result of the application of generally accepted accounting principles that require an entity to record the tax effect of the change in deferred taxes for unrealized gains or losses on securities available for sale through other comprehensive income. At December 31, 2009, the unrealized loss on securities available for sale was $237,367 and resulted in the recognition of a deferred tax asset (before valuation allowance) in the amount of $80,704. At December 31, 2010, the unrealized gain on securities available for sale was $358,225 and resulted in a deferred tax liability of $121,797 (before valuation allowance). The deferred tax change of $202,501, characterized as a disproportionate tax effect under intra-period tax allocation rules, was recorded as a tax benefit with a corresponding adjustment to Other Comprehensive Income.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2011, the Company had no unconsolidated, related special purpose entities, nor did the Company engage in derivatives and hedging contracts, such as interest rate swaps, that may expose us to liabilities greater than the amounts recorded on the consolidated balance sheet. The investment policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, the Company may pursue certain contracts, such as interest rate swaps, in an effort to execute a sound and defensive interest rate risk management policy.

LIQUIDITY

Liquidity refers to the ability to fund loan demand and customers' deposit withdrawal needs and to meet other commitments and contingencies. The purpose of liquidity management is to ensure sufficient cash flow to meet all financial commitments and to capitalize on opportunities for business expansion in the context of managing interest rate risk exposure. This ability depends on the financial strength, asset quality and the types of deposit and loan instruments offered to our customers.

The Company's principal sources of funds are deposits, repurchase agreements, loan and security repayments and maturities, sales of securities, capital transactions and borrowings from the FHLB. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and security prepayments are more influenced by interest rates, general economic conditions, and competition. Investments in liquid assets are maintained based upon our assessment of the need for funds, expected deposit flows, yields available on short-term liquid assets and the objectives of the asset/liability management program.

The Company's liquidity contingency funding plan identifies liquidity thresholds and raises red flags that may evidence liquidity issues. The contingency plan details specific actions to be taken by management and the Board of Directors and identifies sources of emergency liquidity, both asset and liability-based, should the Company encounter a liquidity crisis. Liquidity risk is actively monitored and various scenarios are analyzed that could impact the Company's ability to access emergency funding in conjunction with asset/liability and interest rate risk management activities.

Cash and cash equivalents decreased from $32.7 million at December 31, 2010 to $20.0 million at December 31, 2011. Cash and cash equivalents represented 13.7% of total assets at year-end 2011, compared to 19.2% of total assets at year-end 2010. The decrease was due to the use of cash for the sale of $74 million branch deposits during the fourth quarter of 2011. This transaction used approximately $41 million in cash at settlement in addition to $19 million in proceeds from borrowed funds at Federal Home Loan Bank.

The Company monitors the liquidity position on a regular basis in conjunction with asset/liability and interest rate risk management activities. Our current liquidity level, including contingency funding available through borrowing facilities at the Federal Home Loan Bank and the Federal Reserve Bank, is sufficient to meet anticipated future growth in loans and deposits and general liquidity needs.

CAPITAL RESOURCES

Total shareholders' equity was $18.6 million at December 31, 2011, compared to $16.5 million at December 31, 2010. Comprehensive income of $1.9 million and the adjustment to equity for stock-based compensation expense of approximately $203,000 increased equity during 2011.

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in regulatory action.

Current regulations require a total risk-based capital ratio of 8.0%, at least half of which must be Tier 1 capital, and a leverage ratio of 4.0%. The Bank's total risk-based capital is made up of Tier 1 capital and Tier 2 capital. Tier 1 capital is total shareholders' equity, less any intangible assets. Tier 2 capital includes the allowance for loan losses up to a maximum of 1.25% of risk-weighted assets.

On September 9, 2011, the OCC removed a Consent Order issued during 2009 that required the Bank to reach and maintain specified levels for its Tier 1 capital leverage ratio and total risk-weighted assets ratio. See Notes 2 and 17 to the consolidated financial statements for additional information regarding the Consent Order and Ohio Legacy's sale of its common stock.

The payment of dividends by the Bank to Ohio Legacy and by Ohio Legacy to its shareholders is subject to restrictions by regulatory agencies. These restrictions generally limit the Bank's dividends to the sum of its current year and the prior two years of retained earnings. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described above. As of February 28, 2012, based on its year to date and previous two years of earnings, the Company is not able to declare dividends without prior approval from its regulators.

INTEREST RATE SENSITIVITY

The following table details the variable rate composition of our interest-earning assets at December 31 2011 and 2010:

	Percent variable rate	
	2011	2010
Interest-bearing deposits and federal funds sold	100%	100%
Securities	14%	5%
Loans	73%	69%
Federal bank stock	100%	100%
Total interest-earning assets	72%	64%

The Company performs regular liquidity risk analysis and quarterly interest rate risk analysis. This information is used to assist in managing the balance sheet to reduce the impact of changes in interest rates on earnings and equity. Approximately 52.3% of the interest-earning assets and 82.2% of the interest-bearing liabilities on our balance sheet at December 31, 2011 were scheduled to mature or subject to repricing during 2012.

We believe that the Bank is "liability sensitive" over a twelve-month horizon at December 31, 2011. Usually, this would mean an increasing interest rate environment would cause a drop in net interest income and a falling interest rate scenario would have the inverse effect. However, we cannot be certain that our net interest income would contract if interest rates increased because the composition of our assets and liabilities is constantly changing due to the variability of our loan prepayment experience, the behavior of core deposit customers and other factors.

IMPACT OF INFLATION AND CHANGING PRICES

The majority of our assets and liabilities are monetary in nature; therefore, we differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain appropriate capital ratios. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation. Deflation, or a decrease in overall prices from one period to the next, could have a negative impact on the Company's operations and financial condition. Deflationary periods impute a higher borrowing cost to debtors as the purchasing power of a dollar increases with time. This may decrease the demand for loan products offered by the Bank.

We believe the most significant impact on our financial results is our ability to react to changes in interest rates. While we seek to maintain a fairly balanced position between interest rate sensitive assets and liabilities and to actively manage our balance sheet in order to protect against the effects of wide interest rate fluctuations on our net income and shareholders' equity, constraints on capital and other factors may also affect our ability to minimize the impact of changes in interest rates.

Item 8. Financial Statements and Supplementary Data.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash and due from banks	$ 778,689	$ 1,121,473
Federal funds sold and interest-bearing deposits in financial institutions	19,267,467	31,560,745
Cash and cash equivalents	20,046,156	32,682,218
Certificate of deposit in financial institution	100,000	100,000
Securities available for sale	10,677,644	25,206,895
Securities held to maturity (fair value December 31, 2011 - $0, December 31, 2010 - $2,885,216)	-	2,815,634
Loans held for sale	895,610	636,794
Loans, net of allowance of $2,484,478 and $3,055,766 at December 31, 2011 and December 31, 2010	108,277,319	101,146,194
Federal bank stock	1,597,850	1,557,700
Premises and equipment, net	2,452,627	3,461,455
Assets acquired in settlement of loans	2,012,752	2,351,302
Accrued interest receivable and other assets	541,409	658,779
Total assets	$ 146,601,367	$ 170,616,971
LIABILITIES		
Deposits:		
Noninterest-bearing demand	$ 21,017,215	$ 20,760,836
Interest-bearing demand	6,190,520	9,564,745
Savings	38,537,916	59,285,422
Certificates of deposit, net	38,216,813	53,604,644
Total deposits	103,962,464	143,215,647
Repurchase agreements	4,213,612	4,391,252
Short-term Federal Home Loan Bank advances	13,000,000	-
Long-term Federal Home Loan Bank advances	6,000,000	5,000,000
Capital lease obligations	-	407,593
Accrued interest payable and other liabilities	837,203	1,131,963
Total liabilities	$ 128,013,279	$ 154,146,455
Commitments and contingent liabilities (Note 14)	-	-
SHAREHOLDERS' EQUITY		
Preferred stock, no par value, 500,000 shares authorized, none outstanding	-	-
Common stock, no par value; December 31, 2011 and December 31, 2010: 22,500,000 shared authorized, 19,714,564 shares issued and outstanding	35,806,662	35,603,803
Accumulated deficit	(17,468,889)	(19,289,011)
Accumulated other comprehensive income	250,315	155,724
Total shareholders' equity	18,588,088	16,470,516
Total liabilities and shareholders' equity	$ 146,601,367	$ 170,616,971

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2011 and 2010

	2011	2010
Interest and dividend income:		
Loans, including fees	$ 5,529,061	$ 5,745,760
Securities, taxable	372,574	897,438
Securities, tax-exempt	98,851	113,900
Interest-bearing deposits, federal funds sold and other	79,554	76,397
Dividends on federal bank stock	74,566	71,390
Total interest and dividend income	6,154,606	6,904,885
Interest expense:		
Deposits	1,037,267	1,846,924
Short-term Federal Home Loan Bank advances	4,381	-
Long-term Federal Home Loan Bank advances	21,156	279,955
Repurchase agreements	11,036	8,909
Capital leases	49,966	68,790
Investor notes	-	9,693
Total interest expense	1,123,806	2,214,271
Net interest income	5,030,800	4,690,614
Provision for loan losses	152,905	(116,147)
Net interest income after provision for loan losses	4,877,895	4,806,761
Noninterest income:		
Service charges and other fees	551,361	710,253
Trust and brokerage fee income	743,850	223,625
Gain on sales of securities available for sale, net	358,030	156,165
Other than temporary impairment loss:		
Total impairment loss	-	(47,200)
Loss recognized in other comprehensive income	-	-
Net impairment loss recognized in earnings	-	(47,200)
Gain on sale of loans	109,629	68,084
Gain on sale of branch deposits	3,526,070	-
Gain on assignment of branch lease	217,532	-
Loss on disposition of other real estate owned	(268,117)	(341,631)
Loss on disposition of fixed assets	(3,818)	(8,699)
Other income	62,549	53,574
Total noninterest income	5,297,086	814,171
Noninterest expense:		
Salaries and benefits	4,228,249	3,970,412
Occupancy and equipment	954,872	930,594
Professional fees	579,491	767,586
Franchise tax	209,824	29,466
Data processing	728,243	722,155
Marketing and advertising	74,669	129,817
Stationery and supplies	71,362	80,157
Deposit expense and insurance	389,509	496,727
Branch disposal expenses	212,383	-
Investor expenses	-	517,222
Other expenses	906,257	1,289,407
Total noninterest expense	8,354,859	8,933,543
Net income (loss) before income taxes	1,820,122	(3,312,611)
Income tax expense (benefit)	-	(202,501)
Net income (loss)	$ 1,820,122	$ (3,110,110)
Basic income (loss) per share	$ 0.09	$ (0.18)
Diluted income (loss) per share	$ 0.09	$ (0.18)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2011 and 2010

	Outstanding Shares of Common Stock	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, January 1, 2010	2,214,564	$18,782,779	$(16,178,901)	$ (237,367)	$ 2,366,511
Stock based compensation expense		106,243			106,243
Proceeds on sale of common stock, net	17,500,000	16,714,781			16,714,781
Comprehensive income (loss):					
Net loss			(3,110,110)		(3,110,110)
Net unrealized gain on securities available for sale arising during the period, including effect of reclassifications				393,091	393,091
Total comprehensive loss					(2,717,019)
Balance, December 31, 2010	19,714,564	35,603,803	(19,289,011)	155,724	16,470,516
Stock based compensation expense		202,859			202,859
Comprehensive income (loss):					
Net income			1,820,122		1,820,122
Net unrealized gain on securities available for sale arising during the period, including effect of reclassifications				94,591	94,591
Total comprehensive income					1,914,713
Balance, December 31, 2011	19,714,564	$35,806,662	$(17,468,889)	$ 250,315	$ 18,588,088

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ 1,820,122	$ (3,110,110)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Provision for loan losses	152,905	(116,147)
Depreciation and amortization	334,529	375,382
Loss on disposition of fixed assets	3,818	8,699
Gain on sale of branch deposits	(3,526,070)	-
Securities amortization and accretion, net	210,426	297,186
Gain on assignment of branch lease	(217,532)	-
Origination of loans held for sale	(9,196,955)	(6,509,650)
Proceeds from sales of loans held for sale	9,947,343	6,129,622
Loss on disposition of real estate owned	268,117	341,631
Gain on sale of securities available for sale	(358,030)	(156,165)
Other than temporary impairment of securities	-	47,200
Gain on sale of loans held for sale	(109,629)	(68,084)
Stock based compensation expense	202,859	106,243
Net change in:		
Accrued interest receivable and other assets	117,370	(220,685)
Accrued interest payable and other liabilities	(294,760)	34,721
Deferred loan fees	104,001	(1,892)
Net cash from operating activities	(541,486)	(2,842,049)
Cash flows from investing activities:		
Purchases of securities available for sale	(6,539,002)	(12,683,429)
(Purchases) or redemptions of federal bank stock	(40,150)	(290,450)
Maturities, calls and paydowns of securities available for sale	13,355,600	8,242,742
Maturities, calls and paydowns of securities held to maturity	-	178,500
Sales of securities available for sale	10,770,482	6,535,958
Proceeds from sale of other real estate owned	820,055	2,564,547
Participation loans sold	5,099,496	1,344,691
Participation loans purchased	(1,674,216)	-
Net change in loans	(12,462,508)	(3,595,815)
Insurance claim proceeds for real estate owned	-	2,879
Proceeds from sale of premises and equipment	1,250,464	200
Acquisition of premises and equipment	(362,451)	(893,344)
Net cash from investing activities	10,217,770	1,406,479
Cash flows from financing activities		
Net change in deposits	38,583,982	3,416,934
Sale of branch deposits	(74,311,095)	-
Net change in repurchase agreements	(177,640)	3,353,476
Repayment of capital lease obligations	(38,126)	(33,193)
Assignment of capital lease obligation	(369,467)	-
Proceeds from short term FHLB advances, net of repayments	13,000,000	-
Proceeds from long term FHLB advances	6,000,000	-
Repayments of long term FHLB advances	(5,000,000)	(13,500,000)
Net proceeds from issuance of common stock	-	16,714,781
Net cash from financing activities	(22,312,346)	9,951,998
Net change in cash and cash equivalents	(12,636,062)	8,516,428
Cash and cash equivalents at beginning of period	32,682,218	24,165,790
Cash and cash equivalents at end of period	$ 20,046,156	$ 32,682,218

- continued -

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2011 and 2010

	2011	2010
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	1,185,674	2,299,887
Federal income taxes	-	-
Non-cash transactions:		
Transfer of loans to assets acquired in settlement of loans	749,624	2,084,701
Transfer of securities to available-for-sale from held-to-maturity	2,816,058	-

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Ohio Legacy Corp ("Ohio Legacy") and its wholly-owned subsidiary, Premier Bank & Trust, National Association (the "Bank", formerly Ohio Legacy Bank, N.A.). Intercompany transactions and balances are eliminated in consolidation. References to the "Company" include Ohio Legacy, consolidated with its subsidiary, the Bank.

Ohio Legacy is a bank holding company, incorporated in July 1999 under the laws of the State of Ohio. The Bank provides financial services through its full-service offices in North Canton and Canton, Ohio and its Trust office in St. Clairsville, Ohio. The Bank provides trust, private banking and investment services to its clients. Its primary deposit products are checking, savings and certificate of deposit accounts, and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by residential and commercial real estate. Concentrations of credit are evaluated based on the North American Industry Classification System ("NAICS") code assignments. At December 31, 2011, concentrations of credit risk exceeding 25% of Tier One capital included the following:

	Recorded Investment ($000s)	% of Tier 1 Capital
Non-owner occupied commercial real estate	$ 22,803	125.9%
Residential rental property including 1-4 family and multi-unit properties	13,372	73.9%
Borrowers in the construction industry	7,919	43.7%

The Bank's credit policy includes various concentration limits expressed as a percentage of Tier One capital plus the Allowance for Loan Loss and as a percentage of total loans. Other financial instruments that potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, judgments about the other than temporary impairment of securities, fair value of financial instruments, valuation of deferred tax assets and the fair value of other real estate owned are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions with original maturities of less than 90 days and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, repurchase agreements, and short term FHLB advances.

Interest–Bearing Deposits in Other Financial Institutions: Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $1,514,000 and $1,306,000 was required to meet regulatory reserve and clearing requirements at December 31, 2011 and 2010, respectively.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

In order to determine OTTI for purchased beneficial interests that, on the purchase date, were not highly rated, the Company compares the present value of the remaining cash flows as estimated at the preceding evaluation date to the current expected remaining cash flows. OTTI is deemed to have occurred if there has been an adverse change in the remaining expected future cash flows.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are sold with servicing rights released. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses.

Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on loans is generally discontinued at the time the loan becomes 90 days delinquent unless the credit is well-secured and in process of collection. For 1-4 family owner occupied mortgages or home equity lines of credit where the loan balance is 60% or less of the appraised value, the Bank may maintain accrual status. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. Delinquency status is based on contractual payment due date.

All interest accrued but not received for loans placed on nonaccrual status are reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status upon approval of the Credit Committee or the Asset Quality Committee when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan and Lease Losses: The allowance for loan and lease losses ("ALLL") is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired and assigned a probable loss amount. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures unless the loan is on nonaccrual status.

Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The Company divides loans not individually evaluated for impairment by risk into four grades: pass, special mention, substandard, and doubtful. Loans with a pass grade and loans not rated are divided into ten separate segments. Total charge-offs for a specified time period, currently 3.0 years, are divided into the same segments and used as a starting point to estimate credit losses in each segment. Other subjective factors, such as industry conditions, local economic trends and similar items are assigned a numeric value by segment and are also applied to the balances in the pass grade. Historic loss percentages are applied separately to the special mention and substandard pools of loans based on actual charge-offs for each pool in total regardless of the segment.

A description of each segment of the loan portfolio, along with the risk characteristics of each segment, is included below

One to Four Family Residential Mortgages: The Company defines residential real estate loans as first mortgages on individuals' primary residence. Credit approval for residential real estate loans requires demonstration of sufficient income to repay the principal and interest and the real estate taxes and insurance, stability of employment, an established credit record and an appropriately appraised value of the real estate securing the loan that generally requires that the residential real estate loan amount be no more than 85% of the purchase price or the appraised value of the real estate securing the loan, whichever is less, unless private mortgage insurance is obtained by the borrower. Loans made for the Bank's portfolio are generally adjustable rate, fully amortized mortgages. The rates used are generally fully-indexed rates and are not priced using low introductory "teaser" rates.

Home Equity Loans: These loans are either lines of credit or closed-end loans secured by second mortgages. The maximum amount of a home equity line of credit is generally limited to 95% (with acceptable credit scores) of the appraised value of the property less the balance of the first mortgage.

One to Four Family Rental Property: These loans are secured by residential real estate rental properties. The principal source of repayment generally is dependent upon satisfactory occupancy of the building by tenants.

Multi-family Real Estate: These loans consist of residential rental properties and generally consist of buildings with rental units for five or more families. The principal source of repayment generally is dependent upon satisfactory occupancy of the building by tenants.

Consumer Loans: The Company originates direct consumer loans, primarily automobile loans, personal lines of credit, and unsecured consumer loans in its primary market areas. Credit approval for consumer loans requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral for secured loans. Consumer loans typically have shorter terms and lower balances with higher yields as compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances.

Commercial Loans: Commercial loans are made for a wide variety of general corporate purposes, including financing for industrial and commercial properties, financing for equipment, inventories and accounts receivable. The term of each commercial loan varies by its purpose. Repayment terms are structured such that commercial loans will be repaid within the economic useful life of the underlying asset. The commercial loan portfolio includes loans to a wide variety of corporations and businesses across many industrial classifications in the areas where the Bank operates.

Loans Secured by Trust Assets: These loans, principally used for commercial activities, are secured by cash or marketable securities and have substantially less credit risk than other types of commercial loans.

Commercial Real Estate: Commercial real estate loans ("CRE loans") are divided into two classes—owner occupied and non-owner occupied—and include mortgage loans to developers and owners of commercial real estate. The collateral for these CRE loans is the underlying commercial real estate. The Bank generally requires that the CRE loan amount be no more than 90% of the purchase price or 80% of the appraised value of the commercial real estate securing the CRE loan, whichever is less. Non-owner occupied CRE loans typically exhibit higher risk.

Construction and development: Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value proves inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with a project having a value insufficient to assure full repayment, should the borrower default. In the event a default on a construction loan occurs and foreclosure follows, the Bank must take control of the project and attempt either to arrange for completion of construction or to dispose of the unfinished project. Additional risk exists with respect to loans made to developers who do not have a buyer for the property, as the developer may lack funds to pay the loan if the property is not sold upon completion. Generally the Bank attempts to reduce such risks on loans to developers by requiring personal guarantees and reviewing current personal financial statements and tax returns.

Management utilizes past due information as a credit quality indicator across the loan portfolio. The past due information is the primary credit quality indicator within both the 1-4 family residential real estate loan portfolio (including first liens, home equity loans, and construction loans in the 1-4 family real estate segment) and consumer loans.

The primary credit quality indicator for commercial and commercial real estate loans (including non-owner occupied, owner occupied, multi-family real estate, 1-4 family rental property, and construction and development loans not included in the residential real estate segment) is based on an internal grading system. Credit grades are monitored regularly by the respective loan officer and independently by credit administration, and adjustments are made when appropriate. The frequency of loan review with respect to credit grades is dependent upon the size and grade of the loan. A description of credit quality indicators is included in the Note 4.

Commercial and commercial real estate loans that are graded "doubtful" are shown as nonperforming and management generally charges these loans down to their fair value by taking a partial charge-off or recording a specific allocation of the allowance. Loans classified as "doubtful" have all the weaknesses inherent in those classified as "substandard" with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Any commercial loan graded "loss" is immediately charged-off.

When collection of principal and interest is in doubt or a loan is 90-days past due, the loan is placed on non-accrual status and is specifically reviewed for impairment. Impairment is measured based on one of three methods: (1) the present value of expected future cash flows discounted at the loan's effective interest rate; (2) at the observable market price of the loan; or (3) the fair value of the collateral less estimated disposal costs. Individually impaired loans include all nonaccrual and restructured loans. U.S. generally accepted accounting principles ("GAAP") require a specific allocation to be established as a component of the allowance for loan losses for certain loans when it is probable that all amounts due pursuant to the contractual terms of the loans will not be collected, and the recorded investment exceeds fair value.

For all loan segments, the Bank will initiate a charge-off or a partial charge-off based on the status of the loan. If the loan is not fully collateralized and is in the process of collection, the Bank will charge off the amount of the uncollectable account balance as a loss. The designated workout officer is generally responsible for calculating and recommending the charge-off amount. All charge-offs must be approved by the Credit Committee whose members consist of the Chief Credit Officer, the Chief Executive Officer, the Chief Operating Officer, the Workout Officer, and the Senior Lending Officer.

Charge offs are recorded when consumer loans are 120 days past due and real estate loans are 180 days past due. This may be extended if management believes that the risk of loss is minimal, and the Bank is in the process of collection with a reasonable prospect of full collection. Management conducts reviews of impaired loans regularly and assesses the requirement for specific allocations or charge-offs. When a loss has not been confirmed and payments are current, a specific allocation is generally recorded. Charge-offs (either full or partial) are recognized when loss is confirmed (for example, upon receipt of a current appraisal) and is generally based on the amount that the loan balance exceeds the estimated net realizable value of the collateral. For unsecured loans, the full balance is charged-off at the time the loan is deemed impaired. The Company did not revise its charge-off policy during periods presented

The amount and timing of full or partial charge-offs is important since charge-offs are factored into the calculation of the three-year historical loan loss experience rates used to estimate the adequacy of the allowance for loan losses. Failure to record charge-offs in a timely manner could result in lower historical loss rates and potentially understate the estimate of the amount of incurred losses within the portfolio and distort coverage ratios such as the allowance for loan losses to nonaccrual loans used by management to evaluate the adequacy of the allowance for loan losses.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Federal Bank Stock: The Bank is a member of the Federal Home Loan Bank (the "FHLB") system. Members are required to own a certain amount of stock based on the level of borrowing and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as federal bank stock on the balance sheet, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income. Federal Reserve Bank stock is also carried at cost. Cash dividends are reported as income. At December 31, 2011, federal bank stock consisted of Federal Home Loan Bank stock of $1,021,000 and Federal Reserve Bank stock of $576,850. As of December 31, 2010, federal bank stock consisted of Federal Home Loan Bank stock of $1,021,000 and Federal Reserve Bank stock of $536,700.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over an asset's useful life, primarily using the straight line method. Leasehold improvements and office buildings under a capital lease are amortized over the original term of the lease. Furniture, fixture and equipment have useful lives ranging from 3 to 7 years. Buildings have useful lives ranging from 15 to 20 years. Premises and equipment and other long-lived assets are reviewed for impairment when events indicate their carrying amount may not be recoverable through future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Assets Acquired in Settlement of Loans: These assets include other real estate owned and a limited liability interest in an indoor waterpark and resort obtained through a U.S. Bankruptcy Code 363 sale. The limited liability company was formed by the lead bank for the banks participating in the project financing to acquire title to the real estate, conduct the operation of the facility, and market the real estate and the operations of the business for sale. The carrying value of its interest is based upon the estimated fair value of the real estate less costs to sell.

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, direct write-downs are recorded through expense to the carrying amount of the asset. Costs incurred after acquisition are expensed. Improvements that improve the fair value of the property are capitalized.

Long-Term Assets: Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

The issuance of common stock to Excel Bancorp during 2010 resulted in an "ownership change" of the Company, as broadly defined in Section 382 of the Internal Revenue Code. As a result of the ownership change, utilization of the Company's net operating loss carryforwards and certain built-in losses under federal income tax laws will be subject to annual limitation. The annual limitation placed on the Company's ability to utilize these potential tax deductions will equal the product of an applicable interest rate mandated under federal income tax laws and the Company's value immediately before the ownership change. The annual limitation imposed under Section 382 would limit the deduction for both the carryforward tax attributes and the built-in losses realized within five years of the date of the ownership change to approximately $91,683 per year. Given the limited carryforward period assigned to these tax deductions in excess of this annual limit, some portion of these potential deductions will be lost and, consequently, the related tax benefits will not be recorded in the financial statements. See Note 11 for additional information regarding net operating loss carryforwards.

Earnings Per Share: Basic earnings (loss) per share is net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share includes the dilutive effect of additional potential common shares that may be issued upon the exercise of stock options and stock warrants. The following table details the calculation of basic and diluted earnings (loss) per share for the years ended December 31:

	For Year Ended December 31, 2011	For Year Ended December 31, 2010
BASIC:		
Net income (loss)	$ 1,820,122	$ (3,110,110)
Weighted average common shares outstanding	19,714,564	17,365,249
Basic income (loss) per share	$ 0.09	$ (0.18)
DILUTED:		
Net income (loss)	$ 1,820,122	$ (3,110,110)
Weighted average common shares outstanding	19,714,564	17,365,249
Dilutive effect of stock options	-	-
Dilutive effect of stock warrants	-	-
Total common shares and dilutive potential common shares	19,714,564	17,365,249
Diluted income (loss) per common share	$ 0.09	$ (0.18)

The computation of diluted income (loss) per share excludes potential dilutive common shares if the effect of their exercise since their inclusion would be anti-dilutive. Potential dilutive common shares totaled 1,311,196 for 2011 and 703,178 for 2010.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity, net of tax.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements.

Dividend Restriction: Banking regulations require the Bank to maintain certain capital levels and may limit the dividends paid by the Bank to Ohio Legacy. See Note 13 for a further description of regulatory restrictions.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 10. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or market conditions could significantly affect the estimates.

Operating Segments: While the Company's chief decision-makers monitor the revenue streams of the Company's various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's financial services operations are considered by management to be aggregated into one reportable operating segment.

Reclassifications: Some items in the prior-year financial statements were reclassified to conform to the current year's presentation.

Adoption of New Accounting Pronouncements:

Improving Disclosures About Fair Value Measurements: In January 2010, the FASB issued an amendment to Fair Value Measurements and Disclosures, Topic 820, Improving Disclosures About Fair Value Measurements. This amendment requires new disclosures regarding significant transfers in and out of Level 1 and 2 fair value measurements and the reasons for the transfers. This amendment also requires that a reporting entity present separately information about purchases, sales, issuances and settlements, on a gross basis rather than a net basis for activity in Level 3 fair value measurements using significant unobservable inputs. This amendment also clarifies existing disclosures on the level of disaggregation, in that the reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities, and that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 and 3. The new disclosures and clarifications of existing disclosures for ASC 820 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASC 820 did not have a material effect on the Company's consolidated financial statements.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses: In July 2010, FASB issued Accounting Standards Update 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* (ASU 2010-20), to address concerns about the sufficiency, transparency, and robustness of credit risk disclosures for finance receivables and the related allowance for credit losses. This ASU requires new and enhanced disclosures at disaggregated levels, specifically defined as "portfolio segments" and "classes". Among other things, the expanded disclosures include roll-forward schedules of the allowance for credit losses and information regarding the credit quality of receivables as of the end of a reporting period. New and enhanced disclosures are required for interim and annual periods ending after December 15, 2010, although the disclosures of reporting period activity are required for interim and annual periods beginning after December 15, 2010. The adoption of the new guidance had no impact to the financial statements except for the additional disclosures.

No. 2011-01 | Receivables (Topic 310) Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20: In January 2011, FASB issued Accounting Standards Update 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20* (ASU 2011-01). ASU 2011-01 was issued as a result of concerns raised from stakeholders that the introduction of new disclosure requirements (paragraphs 310-10-50-31 through 50-34 of the FASB Accounting Standards Codification) about troubled debt restructurings in one reporting period followed by a change in what constitutes a troubled debt restructuring shortly thereafter would be burdensome for preparers and may not provide financial statement users with useful information.

No. 2011-02 | Receivables (Topic 310) A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring: In April 2011, the FASB amended existing guidance for assisting a creditor in determining whether a restructuring is a troubled debt restructuring. The amendments clarify the guidance for a creditor's evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. With regard to determining whether a concession has been granted, the ASU clarifies that creditors are precluded from using the effective interest method to determine whether a concession has been granted. In the absence of using the effective interest method, a creditor must now focus on other considerations such as the value of the underlying collateral, evaluation of other collateral or guarantees, the debtor's ability to access other funds at market rates, interest rate increases and whether the restructuring results in a delay in payment that is insignificant. This guidance is effective for interim and annual reporting periods beginning after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring impairment on newly identified troubled debt restructurings, the amendments should be applied prospectively for the first interim or annual period beginning on or after June 15, 2011. The impact of adoption was not material to the Company's consolidated financial statements.

No. 2011-04 | Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirement in U.S. GAAP and IFRSs: In May 2011, FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirement in U.S. GAAP and IFRSs (ASU 2011-04). The new guidance in this ASU results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Certain amendments clarify the FASB['s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. These amendments also enhance disclosure requirements surrounding fair value measurement. Most significantly, an entity will be required to disclose additional information regarding Level 3 fair value measurements including quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011. Management is currently working through the guidance to determine the impact, if any, to the consolidated financial statements.

No 2011-05 | Presentation of Comprehensive Income: In June 2011, FASB issued Accounting Standards Update 2011-05, Presentation of Comprehensive Income (ASU 2011-05): The ASU eliminates the option to report other comprehensive income and its components in the statement of changes in equity. An entity can elect to present the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income, when an item of other comprehensive income must be reclassified to net income, or how earnings per share is calculated or presented. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and must be applied retrospectively. In December 2011, the FASB issued ASU No. 2011-12 *Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income* that deferred the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. The adoption of the new guidance will impact the presentation of the consolidated financial statements.

NOTE 2 – STOCK ISSUANCE

On November 15, 2009, the Company and the Bank entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Excel Financial, LLC ("Excel Financial"). Under the terms of the Stock Purchase Agreement, Excel Financial agreed to purchase 15.0 million of the Company's common shares at a price of $1.00 per share. As a condition to Excel Financial's purchase of the Company's common shares, the Company agreed to sell a minimum of 1.5 million of its common shares to investors other than Excel Financial in a private offering, and to use its best efforts to sell an additional 1.0 million of its common shares in the same private offering, all at a purchase price of $1.00 per share.

At a special meeting held January 8, 2010, the Company's shareholders approved the issuance and sale of up to 17,500,000 additional shares of Ohio Legacy common stock. Shareholder approval was obtained in conjunction with the Stock Purchase Agreement. At the special meeting, shareholders approved: (1) an amendment to Ohio Legacy's articles of incorporation to increase the number of authorized shares of common stock from 5,000,000 to 22,500,000; (2) the issuance of 15,000,000 shares of common stock to Excel Bancorp LLC ("Excel Bancorp"), an Ohio limited liability company formed to acquire the shares of Ohio Legacy's common stock, pursuant to the Stock Purchase Agreement, and the issuance of up to 2,500,000 additional shares to other investors in a private offering made in connection with the sale of shares to Excel Bancorp; and (3) the control share acquisition by Excel Bancorp of 15,000,000 shares of common stock.

Excel Financial had engaged consultants and advisors to assist it in this endeavor and had no other business activity. Although the Company entered into the Stock Purchase Agreement with Excel Financial, Excel Financial assigned the agreement to its assignee, Excel Bancorp. The Federal Reserve Board approved Excel Bancorp's application to become a registered bank holding company on February 12, 2010, in connection with its acquisition of Ohio Legacy's common stock. Following regulatory approval, Ohio Legacy issued 15,000,000 shares of common stock to Excel Bancorp and 2,500,000 shares of common stock in a private offering on February 19, 2010, at an issue price of $1.00 per share (the "Closing").

The net proceeds to the Company of the stock offering were $16,714,781 after payment of various costs totaling $785,219. Net proceeds were used by the Company to increase the capital level of the Bank in the amount of $16,184,135 and to repay notes payable and accrued interest to the organizers of Excel Bancorp and Excel Financial in the amount of $526,915 for advances made to Excel Financial for organization and operating expenses related to its pursuit of a bank acquisition. The Company accepted the assignment of the notes payable to the organizers of Excel Bancorp and Excel Financial in exchange for their agreement to waive a closing condition that required the Bank to maintain a minimum tier 1 capital level of $5.7 million. Since the notes to the organizers were an obligation to reimburse expenses not directly related to the stock offering, the cost was expensed rather than deducted from the stock offering proceeds.

Various management and board changes also took place as contemplated by the Stock Purchase Agreement.

NOTE 3 – SECURITIES

The fair values of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

Available for sale, carried at fair value:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2011				
U.S. Government-sponsored enterprises	$ 2,514,982	$ 952	$ (28)	$ 2,515,906
Mortgage-backed securities issued by U.S. Government-sponsored enterprises	4,663,733	201,434	-	4,865,167
Other mortgage-backed securities	250,748	-	(60,877)	189,871
Municipal securities	2,755,465	205,885	-	2,961,350
Equity securities	39,900	105,450	-	145,350
Total	$10,224,828	$ 513,721	$ (60,905)	$10,677,644

Available for sale, carried at fair value:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010				
U.S. Government-sponsored enterprises	$ 8,261,724	$ 3,424	$ (1,722)	$ 8,263,426
Mortgage-backed securities issued by U.S. Government-sponsored enterprises	16,228,702	396,481	-	16,625,183
Other mortgage-backed securities	316,644	-	(69,078)	247,566
Equity securities	41,600	29,120	-	70,720
Total	$24,848,670	$ 429,025	$ (70,800)	$25,206,895

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

Held to maturity, carried at amortized cost	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
December 31, 2010				
Municipal securities	$ 2,815,634	$ 69,582	$ -	$ 2,885,216

At June 30, 2011, the Company reclassified its municipal securities to the available-for-sale category from held-to-maturity since management no longer intends to hold these securities to maturity. At the time of the transfer, the municipal securities were carried at amortized cost totaling $2,816,058 and the estimated fair value was $2,950,608. The unrealized gain included as a component of accumulated other comprehensive income related to the reclassification was $134,550. The securities were reclassified because management considered selling the municipal securities to assist in funding the sale of two branch offices in October 2011. No purchases will be classified as held-to-maturity for the next two years.

Proceeds from sales of securities available for sale were $10.8 million for 2011 and $6.5 million for 2010. Gross gains of $358,030 and $156,165 and no gross losses were realized on the sales during 2011 and 2010, respectively.

Securities with unrealized losses for less than one year and one year or more were as follows:

	Less than 12 months		12 Months or More		Total	
December 31, 2011:	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for sale:						
U.S. Government-sponsored enterprises	$1,003,318	$ (28)	$ -	$ -	$1,003,318	($28)
Other mortgage-backed securities	-	-	189,871	(60,877)	189,871	(60,877)
Total	$1,003,318	$ (28)	$ 189,871	$ (60,877)	$1,193,189	$ (60,905)

	Less than 12 months		12 Months or More		Total	
December 31, 2010:	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for sale:						
U.S. Government-sponsored enterprises	$2,555,180	$ (1,722)	$ -	$ -	$2,555,180	$ (1,722)
Other mortgage-backed securities	-	-	247,566	(69,078)	247,566	(69,078)
Total	$2,555,180	$ (1,722)	$ 247,566	$ (69,078)	$2,802,746	$ (70,800)

Other-Than-Temporary Impairment

Management evaluates securities for other-than-temporary impairment ("OTTI") in the fair value of its securities portfolio at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. As of December 31, 2011, the Company's security portfolio consisted of twenty-nine securities. One security was in an unrealized loss position for less than twelve months and one security, discussed below, was in an unrealized loss position for twelve months or longer.

Preferred Stock

The Company owns preferred stock issued by the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). During June 2010, FNMA and FHLMC announced that the New York Stock Exchange would delist shares of its common and preferred shares in July because the common stock had not maintained a minimum stock price of $1.00 for thirty consecutive days. Following this announcement, the preferred stock prices declined significantly. At June 30, 2010, the FNMA Series R preferred share price was $0.36 (down from $0.93 per share at May 31, 2010) and the FHLMC Series 2007 Fixed-to-Floating Rate preferred share price was $0.34 (down from $1.05 per share at May 31, 2010). In July the preferred shares began to trade on the over the counter market. Each company continues to operate under the conservatorship of the Federal Housing Finance Agency and requires financial support from the U.S. Treasury Department. No dividends have been paid on the preferred shares since dividend payments were suspended in September 2008. These factors contributed to management's decision to record an OTTI charge at June 30, 2010 in the amount of $47,200 to reduce the carrying value of the securities to estimated fair value establishing a new cost basis.

Mortgage-backed securities

At December 31, 2011, 54% of the mortgage-backed securities held by the Company were issued by the Government National Mortgage Association ("GNMA"), which are backed by the full faith and credit of the U.S. government, and 42% were issued by the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"), institutions which the government has affirmed its commitment to support.

The Company's mortgage-backed securities portfolio includes one non-agency security with a fair value of $189,871 which represents an unrealized loss of $60,877 at December 31, 2011 and $69,078 at December 31, 2010. The estimated fair value has been less than its amortized cost for twelve months or more. This non-agency mortgage-backed security was rated Ba2 by Moody's on April 21, 2011 and BBB- on July 12, 2011 by Standard & Poor's rating services. This security is senior to several subordinate classes of securities that together are collateralized by a pool of residential mortgages. No losses incurred on the mortgages in the pool have been assigned to the senior classes. Although the borrowers are not required to make principal payments during the initial 10 year period, 75% of the original principal has been repaid as of December 31, 2011. There are no negative amortization loans in the pool and none of the loans are subprime, Alt A or similar type of high-default product. Based on these factors, as of December 31, 2011, the Company believes there is no OTTI and does not have the intent to sell this security and it is not likely that it will be required to sell the security before its anticipated recovery.

The fair value of debt securities available for sale at year-end 2011 by contractual maturity were as follows. Securities not due at a single maturity date (mortgage-backed securities) are shown separately.

	Available for Sale Fair Value
Due in one year or less	$ -
Due from one to five years	3,435,548
Due from five to ten years	1,283,673
Due after ten years	758,035
Mortgage-backed securities	5,055,038
Total	$ 10,532,294

December 31, 2011	Loans Collectively Evaluated for Impairment		Loans Individually Evaluated for Impairment		Total	
	Allowance for Loan Loss	Recorded Investment	Allowance for Loan Loss	Recorded Investment	Allowance for Loan Loss	Recorded Investment
Non-owner occupied	212,153	20,279,967	66,546	2,522,791	278,699	22,802,758
Owner occupied	650,824	19,208,688	11,445	611,515	662,269	19,820,203
Construction and development	234,590	3,931,523	-	287,897	234,590	4,219,420
Total	$ 2,365,398	$ 106,646,108	$ 119,080	$ 4,084,132	$ 2,484,478	$ 110,730,240

December 31, 2010	Loans Collectively Evaluated for Impairment		Loans Individually Evaluated for Impairment		Total	
	Allowance for Loan Loss	Recorded Investment	Allowance for Loan Loss	Recorded Investment	Allowance for Loan Loss	Recorded Investment
1-4 family residential mortgage	$ 177,072	$ 23,716,528	$ 6,435	$ 164,170	$ 183,507	$ 23,880,698
1-4 family rental property	331,184	6,161,295	-	278,673	331,184	6,439,968
Multi-family real estate	454,670	7,396,465	-	68,772	454,670	7,465,237
Home equity	93,187	6,277,141	-	-	93,187	6,277,141
Consumer	10,818	736,553	-	-	10,818	736,553
Commercial	275,473	8,818,892	-	247,731	275,473	9,066,623
Secured by trust assets	12,095	6,047,617	-	-	12,095	6,047,617
Commercial real estate:						
Non-owner occupied	509,739	18,112,082	-	174,750	509,739	18,286,832
Owner occupied	1,043,458	22,594,876	-	1,341,007	1,043,458	23,935,883
Construction and development	141,635	1,003,710	-	1,134,139	141,635	2,137,849
Total	$ 3,049,331	$ 100,865,159	$ 6,435	$ 3,409,242	$ 3,055,766	$ 104,274,401

The following table presents loans individually evaluated for impairment by loan class as of and for the year ended December 31, 2011:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:						
1-4 family residential mortgage	$ 197,637	$ 108,877	$ -	$ 210,111	$ 11,451	$ 11,451
1-4 family rental property	288,674	162,633	-	118,228		
Multi-family real estate	36,952	7,897	-	28,081		
Home equity	32,336	32,337	-	8,375		
Commercial	371,177	192,305	-	164,449	20,874	20,874
Commercial real estate:						
Non-owner occupied	1,836,578	1,754,214	-	524,417	4,490	4,490
Owner occupied	613,495	533,746	-	863,249	1,712	1,712
Construction and development	716,657	287,897	-	779,650	1,666	1,666
Subtotal	4,093,506	3,079,906	-	2,696,560	40,193	40,193
With an allowance recorded:						
1-4 family residential mortgage	-	-	-	36,158	-	-
1-4 family rental property	-	-	-	76,017	-	-
Home equity	157,266	157,266	40,475	12,011	-	-
Commercial	2,849	614	614	22,158	-	-
Commercial real estate:						
Non-owner occupied	773,028	768,577	66,546	133,958	-	-
Owner occupied	82,517	77,769	11,445	46,331	-	-
Subtotal	1,015,660	1,004,226	119,080	326,633	-	-
Total	$5,109,166	$4,084,132	$ 119,080	$3,023,193	$ 40,193	$ 40,193

The recorded investment in loans excludes accrued interest receivable and loan origination fees, net due to immateriality. For purposes of this disclosure, the unpaid principal balance is not reduced by net charge-offs.

The following table presents loans individually evaluated for impairment by loan class as of December 31, 2010:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:			
1-4 family residential mortgage	$ 200,650	$ 126,687	$ -
1-4 family rental property	908,487	278,673	-
Multi-family real estate	116,139	68,772	-
Home equity	-	-	-
Commercial	674,733	247,731	-
Commercial real estate:			
Non-owner occupied	190,764	174,750	-
Owner occupied	1,864,179	1,341,007	-
Construction and development	2,269,265	1,134,139	-
Subtotal	6,224,217	3,371,759	-
With an allowance recorded:			
1-4 Single family residential mortgage	37,483	37,483	6,435
1-4 family rental property	-	-	-
Home equity			
Commercial	-	-	-
Commercial real estate:			
Non-owner occupied	-	-	-
Owner occupied	-	-	-
Subtotal	37,483	37,483	6,435
Total	$ 6,261,700	$3,409,242	$ 6,435

The following tables present the aging of the recorded investment in loans by loan class:

December 31, 2011	Loans Not Past Due	Days Past Due 30-59 Days	60-89 Days	90 Days or Greater & Still Accruing	90 Days or Greater & Non-Accruing	Total Past Due	Total
1-4 family residential mortgage	$23,159,380	$346,970	$138,659	$ -	$ 108,877	$ 594,506	$23,753,886
1-4 family rental property	3,924,395	144,603	-	-	162,633	307,236	4,231,631
Multi-family real estate	9,132,775	-	-	-	7,897	7,897	9,140,672
Home equity loans	8,809,248	25,161	28,222	-	38,612	91,995	8,901,243
Consumer	1,010,753	-	11,670	1,672	6,309	19,651	1,030,404
Commercial	9,949,941	3,234	-	-	77,919	81,153	10,031,094
Secured by trust assets	6,798,929	-	-	-	-	-	6,798,929
Commercial real estate:							
Non-owner occupied	22,762,810	-	-	-	39,948	39,948	22,802,758
Owner occupied	19,208,688	-	-	-	611,515	611,515	19,820,203
Construction and development	3,881,837	49,686	-	-	287,897	337,583	4,219,420
Total	$108,638,756	$569,654	$178,551	$ 1,672	$1,341,607	$ 2,091,484	$110,730,240

		Days Past Due					
December 31, 2010	Loans Not Past Due	30-59 Days	60-89 Days	90 Days or Greater & Still Accruing	90 Days or Greater & Non-Accruing	Total Past Due	Total
1-4 family residential mortgage	$ 23,367,952	$ 207,521	$141,055	$ -	$ 164,170	$ 512,746	$ 23,880,698
1-4 family rental property	6,161,295	-	-	-	278,673	278,673	6,439,968
Multi-family real estate	7,396,465	-	-	-	68,772	68,772	7,465,237
Home equity loans	6,192,016	74,621	10,504	-	-	85,125	6,277,141
Consumer	676,801	4,898	-	11,495	43,359	59,752	736,553
Commercial	8,751,090	8,889	58,913	-	247,731	315,533	9,066,623
Secured by trust assets	6,047,617	-	-	-		-	6,047,617
Commercial real estate:							
Non-owner occupied	18,050,282	61,800	-	-	174,750	236,550	18,286,832
Owner occupied	22,594,876	-	-	-	1,341,007	1,341,007	23,935,883
Construction and development	1,003,709	-	-	-	1,134,140	1,134,140	2,137,849
Total	$ 100,242,103	$ 357,729	$210,472	$ 11,495	$3,452,602	$4,032,298	$104,274,401

The following tables present the aging of the recorded investment in nonaccrual and loans past due over 90 days still on accrual by loan class:

December 31, 2011	Nonaccrual loans	90 Days or Greater & Still Accruing	Total
1-4 family residential mortgage	$ 108,877	$ -	$ 108,877
1-4 family rental property	162,633	-	162,633
Multi-family real estate	7,897	-	7,897
Home equity loans	38,612	-	38,612
Consumer	6,309	1,672	7,981
Commercial	77,919	-	77,919
Commercial real estate:			
Non-owner occupied	39,948	-	39,948
Owner occupied	611,515	-	611,515
Construction and development	287,897	-	287,897
Total	$ 1,341,607	$ 1,672	$ 1,343,279

December 31, 2010	Nonaccrual loans	90 Days or Greater & Still Accruing	Total
1-4 family residential mortgage	$ 164,170	$ -	$ 164,170
1-4 family rental property	278,673		278,673
Multi-family real estate	68,772		68,772
Home equity loans	-		-
Consumer	43,359	11,495	54,854
Commercial	247,731		247,731
Commercial real estate:			
Non-owner occupied	174,750		174,750
Owner occupied	1,341,007		1,341,007
Construction and development	1,134,140		1,134,140
Total	$ 3,452,602	$ 11,495	$ 3,464,097

Troubled Debt Restructurings:

Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The Company has allocated $100,746 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2011. There were no troubled debt restructurings as of December 31, 2010. The Company has committed to lend additional amounts totaling up to $6,000 as of December 31, 2011 to customers with outstanding loans that are classified as troubled debt restructurings. All loans classified as troubled debt restructurings were also classified as impaired loans as of December 31, 2011.

During the period ending December 31, 2011, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk.

In all but one instance, none of the modifications involved a reduction of the stated interest rate of the loan. Modifications involving an extension of the maturity date were for periods ranging from 8 to 36 months. In some cases, the maturity dates were shortened by up to 12 years.

The following table presents loans by class modified as troubled debt restructurings that occurred during the year ending December 31, 2011:

		Outstanding Recorded Investment	
	Number of Loans	Pre-Modification	Post-Modification
Troubled Debt Restructurings			
Home equity	1	$ 150,991	$ 150,991
Commercial	3	145,294	177,120
Commercial real estate:			
Non-owner occupied	4	2,222,984	2,482,844
Owner occupied	2	120,403	110,627
Total	10	$2,639,672	$ 2,921,581

The troubled debt restructurings described above did not increase the allowance for loan losses or result in charge offs during the period ending December 31, 2011.

The Home Equity modification related to a change in payment through the re-amortization of the remaining balance and an increase in the interest rate.

The modifications of the Commercial class generally relate to maturity date extensions as well as rate and payment modifications. The payment modifications adjusted the remaining amortization of the outstanding loan balance. Generally, interest rates are either maintained at the same rate or increased for modifications in the Commercial class. The advance of funds "post-modification" related to equipment purchases.

The modifications of the Non-Owner Occupied Commercial Real Estate class related to a restructuring of payment, interest rate, term and amortization. For each loan, the interest rate was either increased or was unchanged. The loan term was left unchanged or shortened. The amortization period was lengthened up to 7 years with the loan-to-value of each loan remaining within Bank credit policy limits. The increase in balances "post-modification" related to the advance of new funds to pay delinquent real estate taxes.

The Owner-Occupied Commercial Real Estate modifications were the result of matching the expiration date of the real estate holding company debt with the debt of the operating entity.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within the twelve months following the modification during the year ending December 31, 2011:

Troubled Debt Restructurings That Subsequently Defaulted	Number of Loans	Recorded Investment
Commercial	1	$6,692

A loan is typically considered to be in payment default once it is eleven days contractually past due under the modified terms.

The troubled debt restructuring that subsequently defaulted described above did not increase the allowance for loan losses or result in any loan charge offs during the period ending December 31, 2011.

The terms of certain other loans were modified during the year ending December 31, 2011 that did not meet the definition of a troubled debt restructuring. These loans have a total recorded investment as of December 31, 2011 of $106,498. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties or a delay in a payment that was considered to be insignificant.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the company's internal underwriting policy.

No loans were modified during the year ending December 31, 2011 that had a significant payment delay and did not meet the definition of a troubled debt restructuring.

Credit Quality Indicators:

The Company classifies all non-homogeneous loans such as commercial and commercial real estate loans into risk classes based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk into four non-classified categories (i.e. passing grade loans) and three categories of classified loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans not analyzed as part of homogeneous groups include commercial, commercial real estate, multi-family real estate, construction and development loans. Homogeneous groups of loans are not typically risk rated unless the loan is placed on nonaccrual status. A loan may also be separated from the homogeneous pool and individually risk rated due to recurrent delinquency problems, typically 60 to 89 days past due. As of December 31, 2011, and based on the most recent analysis performed, the risk category of loans by class of loans was as follows:

December 31, 2011	Not Rated	Pass	Special Mention	Substandard	Doubtful	Total
1-4 family residential mortgage	$ 23,441,682	$ -	$ 203,327	$ 1,680	$ 107,197	$ 23,753,886
1-4 family rental property	494,363	2,872,069	513,544	351,655	-	4,231,631
Multi-family real estate	303,587	7,240,618	254,823	1,341,644	-	9,140,672
Home equity loans	8,637,268	72,895	1,477	150,991	38,612	8,901,243
Consumer	1,030,404	-	-	-	-	1,030,404
Commercial	-	9,823,849	14,326	130,799	62,120	10,031,094
Secured by trust assets	675,626	6,123,303	-	-	-	6,798,929
Commercial real estate:						
Non-owner occupied	5,000	19,005,683	759,562	3,032,513	-	22,802,758
Owner occupied	1,795	17,493,719	1,506,489	707,573	110,627	19,820,203
Construction and development	1,867,195	2,037,504	26,824	287,897	-	4,219,420
Total	$ 36,456,920	$ 64,669,640	$3,280,372	$ 6,004,752	$ 318,556	$ 110,730,240

December 31, 2010	Not Rated	Pass	Special Mention	Substandard	Doubtful	Total
1-4 family residential mortgage	$ 23,135,647	$ 392,160	$ -	$ 197,341	$ 155,550	$ 23,880,698
1-4 family rental property	-	5,413,008	453,930	573,030	-	6,439,968
Multi-family real estate	91,908	4,350,194	1,591,890	1,431,245	-	7,465,237
Home equity loans	6,055,818	200,000	2,582	18,741	-	6,277,141
Consumer	736,553	-	-	-	-	736,553
Commercial	-	8,403,145	311,832	281,043	70,603	9,066,623
Secured by trust assets	-	6,047,617	-	-	-	6,047,617
Commercial real estate:						
Non-owner occupied	-	13,879,607	3,434,311	972,914	-	18,286,832
Owner occupied	-	18,659,084	1,722,292	3,427,262	127,245	23,935,883
Construction and development	262,922	592,301	32,824	1,249,802	-	2,137,849
Total	$ 30,282,848	$ 57,937,116	$7,549,661	$ 8,151,378	$ 353,398	$ 104,274,401

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the current principal balance of residential and consumer loans based on payment activity as of December 31:

	Residential			
December 31, 2011	1-4 Family	Home Equity	Consumer	Total
Performing	$ 23,645,009	$ 8,711,640	$ 1,024,095	$ 33,380,744
Nonperforming	108,877	189,603	6,309	304,789
Total	$ 23,753,886	$ 8,901,243	$ 1,030,404	$ 33,685,533

	Residential			
December 31, 2010	1-4 Family	Home Equity	Consumer	Total
Performing	$ 23,716,528	$ 6,277,141	$ 693,194	$ 30,686,863
Nonperforming	164,170	-	43,359	207,529
Total	$ 23,880,698	$ 6,277,141	$ 736,553	$ 30,894,392

Loans to principal officers, directors and their affiliates in 2011 were as follows:

Balance, January 1	$ 5,743,095
New loans or advances	134,240
Repayments	(490,109)
Balance, December 31	$ 5,387,226

NOTE 5 – ASSETS ACQUIRED IN SETTLEMENT OF LOANS

Assets acquired in settlement of loans were as follows for the years ended December 31, 2011 and 2010:

	2011	2010
Interest in limited liability company	$ 1,255,437	$ 1,305,437
Residential real estate	201,154	401,111
Commercial real estate	292,251	-
Multi-family real estate	-	320,753
Land development	263,910	324,001
Total	$ 2,012,752	$ 2,351,302

Direct write-downs of assets acquired in settlement of loans totaled $192,882 and $542,490 for the year ended December 31, 2011 and 2010, respectively.

The interest in the limited liability company was obtained through a U.S. Bankruptcy Code 363 sale. The limited liability company was formed by the lead bank for the banks participating in the project financing to acquire title to the real estate, conduct the operation of the facility, and market the real estate and the operations of the business for sale. The carrying value of its interest is based upon the estimated fair value of the real estate less costs to sell.

NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment were as follows at December 31 2011 and 2010:

	2011	2010
Land	$ 524,559	$ 638,786
Office building	996,183	2,091,242
Leasehold improvements	520,223	1,074,175
Furniture, fixtures and equipment	1,942,534	2,136,679
Premises and equipment, cost	3,983,499	5,940,882
Less: Accumulated depreciation	(1,530,872)	(2,479,427)
Premises and equipment, net	$ 2,452,627	$ 3,461,455

The North Canton banking office is located at 600 South Main Street in North Canton, Ohio. The Bank owns the land and building, which was constructed during 2005. During 2010, the Company changed its main office to this location.

During the years ended December 31, 2011 and 2010, depreciation expense was $334,529 and $375,382, respectively. Depreciation expense includes amortization of assets leased under capital leases.

In October 2011, the lease for the Company's former banking office located at 305 West Liberty Street was assigned to the purchaser of the deposits associated with the Bank's former branch offices located in Wooster, Ohio. Prior to the lease assignment, the building portion of the lease was accounted for as a capital lease while the land portion of the lease was accounted for as an operating lease, due to the land exceeding 25% of the total fair value of the property. The Company recognized a gain of $217,532 on the assignment of this lease based on the difference between the obligation for the lease payments for the remainder of the lease term and the net book value of the leasehold improvements for the office.

In October 2011, the Company also sold its Milltown banking office located at 3562 Commerce Parkway in Wooster, Ohio, in connection with the sale of branch deposits associated with its former Wooster, Ohio banking offices. The sales price for the building and real estate was equivalent to the Company's net book value at the time of the sale.

The Bank's operations center is located at 2375 Benden Drive, Suite C, Wooster, Ohio. The initial term of the current lease was three years beginning August 1, 2011 with an option to renew the lease for an additional three year term. The annual rent is $43,125.

The Belden banking office is located at 6141 Whipple Ave NW, North Canton, Ohio. This office was opened in November 2010 following the expiration of the banking office's lease at 4026 Dressler Road in Canton, Ohio. The landlord for the Belden office is a related party. The original term of the current lease is twenty years commencing October 1, 2010. The rent for the first six months was $22,752 and increased to $45,396 for the second six months. Annual rent in year two through five is $90,792 increasing to $102,144 in year six through year ten, $114,912 in year eleven through year fifteen, and $129,276 in year sixteen through year twenty. The Company has the option to renew the lease for six successive periods of five years each.

In September 2011, the Bank entered into a lease agreement for office space located at 107 Plaza Drive, Suite A, St. Clairsville, Ohio, to expand the space previously leased under a separate agreement for purposes of opening a full service branch to complement the wealth services including trust and brokerage services offered at this location since 2010. The lease commenced following completion of construction on January 13, 2012. The initial lease term is ten years with annual rent of $38,040 for the first two years, $55,860 for years three through five, and $52,668 for years six through ten with additional rent in the amount of the tenant's proportionate share of building operating expenses which includes real estate taxes, insurance, utilities, maintenance, and other costs associated with the maintenance and operation of the building.

A lease for office space for wealth services is located at 107 Plaza Drive, Suite J, St. Clairsville, Ohio. The initial term of the lease was three years beginning March 1, 2010. The minimum annual rent is $20,496 with additional rent in the amount of the tenant's proportionate share of building operating expenses which includes real estate taxes, insurance, utilities, maintenance, and other costs associated with the maintenance and operation of the building. The lease provides for options to renew the lease for two additional one year terms.

Rent expense was $215,264 and $211,141 for the years ended December 31, 2011 and 2010, respectively. Estimated rental commitments under all leases for their non-cancelable periods were as follows as of December 31, 2011:

	Operating Leases
2012	$ 192,453
2013	177,081
2014	171,808
2015	149,490
2016	158,004
Thereafter	1,867,320
Total minimum lease payments	$ 2,716,156

NOTE 7 - DEPOSITS

Certificates of deposit in denominations of $100,000 or more were $25,383,342 and $21,932,000 at December 31, 2011 and 2010, respectively.

Scheduled maturities of certificates of deposit were as follows at December 31, 2011:

2012	$ 25,261,266
2013	10,837,691
2014	1,846,229
2015	257,179
2016	14,448
Thereafter	$ 38,216,813

Included in certificates of deposit at December 31, 2010 were deposits totaling $93,475 obtained through the Certificate of Deposit Account Registry Service (the "CDARS"). This service allows deposit customers to maintain fully insured balances in excess of the $250,000 FDIC insurance limit without the inconvenience of having multiple banking relationships. Under the reciprocal program, customers agree to allow the Bank to place their deposits with other participating banks in the CDARS program in insurable amounts under $250,000. In exchange, other banks in the program agree to place their deposits with the Bank, also in insurable amounts under $250,000.

NOTE 8 – REPURCHASE AGREEMENTS

Repurchase agreements are financing arrangements that mature daily. Under the agreements, customers agree to maintain funds on deposit with the Bank and in return acquire an interest in a pool of securities pledged as collateral against the funds. The securities are held in a segregated safekeeping account at the Federal Home Loan Bank. Information concerning the repurchase agreements for 2011 and 2010 is summarized as follows:

	2011	2010
Average daily balance during the year	$ 4,056,358	$ 2,655,055
Average interest rate during the year	0.26%	0.32%
Maximum month-end balance during the year	$ 6,978,179	$ 5,475,299
Interest rate at year-end	0.25%	0.27%

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES

The following table details FHLB short term borrowings as of December 31, 2011 and 2010.

	2011	2010
Cash management interest only advance .14% variable rate, maturing January 11, 2012	$ 5,000,000	$ -
Cash management interest only advance .04% fixed rate, maturing January 6, 2012	8,000,000	-
	$ 13,000,000	$ -

The cash management advances are prepayable without penalty.

The following table details FHLB long term advances as of December 31, 2011 and 2010:

	2011	2010
Two-year interest-only advance .59% fixed rate, maturing November 27,2013	$ 3,000,000	$ -
18-month interest-only advance .55% fixed rate, maturing April 12, 2013	3,000,000	-
Two-year interest-only advance 2.08% fixed rate, maturing January 14, 2011	-	3,000,000
Three-year interest only advance 2.96% fixed rate, maturing March 11, 2011	-	2,000,000
Total advances	$ 6,000,000	$ 5,000,000

Each interest-only advance is payable at its maturity date and has a prepayment penalty if repaid prior to maturity. The advances were collateralized by a blanket pledge of eligible residential real estate loan and a specific pledge of commercial and commercial real estate loans. At December 31, 2011, the Bank had approximately $8,333,000 in additional borrowing capacity available for future advances based upon current collateral. As of December 31, 2011, required principal payments on all FHLB advances over the next five years were as follows:

2012	$13,000,000
2013	6,000,000
2014	-
2015	-
	$ 19,000,000

NOTE 10 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial asset:

Securities: The fair values for securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using matrix pricing, which is a mathematical technique used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 3).

Loans Held For Sale: The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses and other real estate is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets Acquired in Settlement of Loans: The fair value of assets acquired in settlement of loans is generally based on real estate appraisals. Appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets measured at fair value on a recurring basis are summarized in the following table:

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2011:				
Equity securities	$ 145,350	$ -	$ -	$ 145,350
U.S. government sponsored enterprises	-	2,515,906	-	2,515,906
Mortgage-backed securities issued by U.S. Government-sponsored enterprises	-	4,865,167	-	4,865,167
Other mortgage backed securities	-	189,871	-	189,871
Municipal securities	-	2,379,836	581,514	2,961,350
Total securities available for sale	$ 145,350	$ 9,950,780	$ 581,514	$10,677,644
December 31, 2010:				
Equity securities	$ 70,720	$ -	$ -	$ 70,720
U.S. government sponsored enterprises	-	8,263,426	-	8,263,426
Mortgage-backed securities issued by U.S. Government-sponsored enterprises	-	16,625,183	-	16,625,183
Other mortgage backed securities	-	247,566	-	247,566
Total securities available for sale	$ 70,720	$25,136,175	$ -	$25,206,895

There were no transfers between Level 1 and Level 2 during 2011 or 2010.

The following table depicts assets measured at fair value on a non-recurring basis.

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2011:				
Impaired loans:				
1-4 family residential mortgage	-	-	$107,197	$107,197
1-4 family rental property	-	-	130,659	130,659
Home equity			116,791	116,791
Multi-family real estate	-	-	7,897	7,897
Commercial	-	-	62,120	62,120
Commercial real estate:				
Non-owner occupied	-	-	741,979	741,979
Owner occupied	-	-	66,324	66,324
Construction and development	-	-	287,897	287,897
Assets acquired in settlement of loans:				
Residential	-	-	55,989	55,989
Commercial real estate	-	-	292,251	292,251
Construction and development	-	-	263,910	263,910
Interest in limited liability company	-	-	1,255,437	1,255,437
December 31, 2010:				
Impaired loans:				
1-4 family residential mortgage	-	-	$157,735	$157,735
1-4 family rental property	-	-	278,673	278,673
Multi-family real estate	-	-	68,772	68,772
Commercial	-	-	247,731	247,731
Commercial real estate:				
Non-owner occupied	-	-	174,750	174,750

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Owner occupied	-	-	1,341,007	1,341,007
Construction and development	-	-	1,134,139	1,134,139
Assets acquired in settlement of loans:				
Residential	-	-	401,112	401,112
Construction	-	-	324,001	324,001

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $1,639,944 with a specific allocation of the allowance for loan losses of $119,080 at December 31, 2011. Provisions for loan losses as a result of charge-offs or write-downs to the fair value of collateral were $628,530 in 2011.

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $3,409,242 a specific allocation of the allowance for loan losses at December 31, 2010 of $6,435. Provisions for loan losses as a result of charge-offs or write-downs to the fair value of collateral were $718,750 in 2010.

Gross write downs totaling $192,882 and $542,490 were recorded on other real estate during the 2011 and 2010.

The carrying amounts and estimated fair values of financial assets and liabilities at December 31 are as follows:

	December 31, 2011		December 31, 2010	
	Carrying Amounts	Estimated Fair Value	Carrying Amounts	Estimated Fair Value
Financial assets				
Cash and cash equivalents	$ 20,046,000	$ 20,046,000	$ 32,682,000	$32,682,000
Certificate of deposit in financial institution	100,000	100,000	100,000	100,000
Securities available for sale	10,678,000	10,678,000	25,207,000	25,207,000
Securities held to maturity	-	-	2,816,000	2,885,000
Loans held for sale	896,000	928,000	637,000	637,000
Loans, net	108,277,000	110,428,000	101,146,000	100,206,000
Federal bank stock	1,598,000	NA	1,558,000	NA
Accrued interest receivable	340,000	340,000	429,000	429,000
Financial liabilities				
Deposits	(103,962,000)	(104,100,000)	(143,216,000)	(143,669,000)
Repurchase agreements	(4,214,000)	(4,214,000)	(4,391,000)	(4,391,000)
Federal Home Loan Bank advances	(19,000,000)	(19,055,000)	(5,000,000)	(5,013,000)
Accrued interest payable	(24,000)	(24,000)	(69,000)	(69,000)

The methods and assumptions used to estimate fair value, not previously presented, are described as follows:

The estimated fair value for cash and cash equivalents, accrued interest receivable and payable, noninterest-bearing demand deposits and variable-rate loans, deposits that reprice frequently and fully, repurchase agreements, certificates of deposit in financial institutions and overnight FHLB advances is the carrying amount. For fixed-rate loans or deposits and for variable-rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life. The fair value of borrowings is based upon current rates for similar financing over the remaining terms of the borrowings. It was not practicable to determine the fair value of federal bank stock due to restrictions placed on its transferability. The estimated fair value for other financial instruments and off-balance sheet loan commitments are considered nominal.

NOTE 11 - INCOME TAXES

Income tax expense (benefit) was as follows for the years ended December 31, 2011 and 2010:

	2011	2010
Current federal	$ -	$ -
Deferred federal	1,030,624	(57,402)
Change in valuation allowance	(1,030,624)	(145,099)
Total income tax expense (benefit)	$ -	$ (202,501)

Effective tax rates differ from federal statutory rates applied to financial statement earnings (loss) due to the following:

	2011	2010
Federal statutory rate (34%) times financial statement income (loss)	$ 618,841	$ (1,126,288)
Effect of:		
Tax exempt income net of disallowed interest expense	(35,292)	(36,497)
Stock based compensation	68,972	49,543
Write-off of deferred tax benefits	376,753	1,038,517
Change in valuation allowance	(1,030,624)	(145,099)
Other, net	1,350	17,323
Total income tax expense (benefit)	$ -	$ (202,501)

Deferred tax assets and liabilities were due to the following at December 31, 2011 and 2010:

	2011	2010
Deferred Tax Assets		
Allowance for loan losses	$ 425,824	$ 1,038,960
Net deferred loan fees	-	24,552
Deferred and accrued compensation	30,306	11,900
Intangible asset amortization	130,266	147,258
REO valuation allowance	197,640	159,763
Net operating loss carryforward	2,729,009	3,055,494
Other than temporary impairment of securities	982,608	1,025,924
Depreciation	21,010	153,830
Tax credit carryforward	61,092	45,715
Nonaccrual loan interest	82,968	-
Other	16,563	10,141
Total deferred tax assets	4,677,286	5,673,537
Deferred tax liabilities		
Unrealized gain on securities available for sale	(153,957)	(121,797)
Prepaid expense	(23,511)	(39,410)
Federal Home Loan Bank stock dividend	(58,480)	(58,480)
Partnership adjustments	(40,245)	
Net deferred loan costs	(9,976)	-
Other	(240)	(189)
Total deferred tax liabilities	(286,409)	(219,876)
Net deferred tax assets	4,390,877	5,453,661
Less: valuation allowance	(4,390,877)	(5,453,661)
Net deferred tax assets (liabilities)	$ -	$ -

A valuation allowance of $4,390,877 was recorded to reduce the carrying amount of the Company's net deferred tax assets to zero due primarily to losses sustained in prior years. A portion of the change in the valuation allowance in each period is attributable to other comprehensive income.

Internal Revenue Code section 382 places a limitation on the amount of taxable income that can be offset by net operating loss carryforwards after a change in control (generally greater than 50% change in ownership) of a loss corporation. Accordingly, utilization of net operating loss carryforwards may be subject to an annual limitation regarding their utilization against future taxable income upon change in control.

At February 19, 2010, a Stock Purchase Agreement between Ohio Legacy Corp and Excel Bancorp resulted in a section 382 limitation against pre-transaction Ohio Legacy Corp net operating loss carryforwards. The Company reduced the deferred tax asset related to net operating loss carryforwards and the valuation allowance by $1,039,000 at December 31, 2010. At December 31, 2011, the Company further reduced the deferred tax asset related to net operating loss carryforwards and the valuation allowance by an additional $377,000 as a result of changes in the realizable amount of such net operating loss.

At December 31, 2011, after consideration of the reduction to pre-transaction net operating losses due to the section 382 limitation, the Company had net operating loss carryforwards of approximately $8,026,000 that will expire as follows: $1,257,000 on December 31, 2027, $132,000 on December 31, 2028, $1,532,000 on December 31, 2029, and $5,105,000 on December 31, 2030.

In addition, the Company has approximately $61,000 of alternative minimum tax credits that may be carried forward indefinitely.

At December 31, 2011 and 2010, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to change significantly within the next twelve months.

The Company and the Bank are subject to U.S. federal income tax. The Company is no longer subject to examination by federal taxing authorities for tax years prior to 2008. The tax years 2008, 2009 and 2010 remain open to examination by the U.S. taxing authorities.

NOTE 12 - STOCK-BASED COMPENSATION

Shareholders adopted the Ohio Legacy Corp 2010 Cash and Equity Incentive Plan in May 2010. The Plan permits the grant of share-based awards for a maximum of 2,000,000 shares of common stock. The Plan provides for awards of options, restricted stock, stock appreciation rights, and other stock-based awards to employees, directors and consultants. Option awards are generally granted with an exercise price equal to the market price of the Company's common stock at the date of grant. Option awards have vesting periods as determined by the Compensation Committee of the Board of Directors. All options currently outstanding have an original vesting period of five years and a ten year contractual term.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of the grant date:

Risk-free interest rate	1.11% - 1.83%
Expected term (years)	6.5
Expected stock price volatility	0.298
Dividend yield	0%

No options were granted during 2011. The weighted average fair value of options granted during 2010 was $0.78. The Company has a policy of using authorized but unissued common shares to satisfy option exercises.

The following table depicts the activity under the Plan:

	2011	
	Options	Weighted Average Exercise Price
Outstanding, January 1	1,330,400	$ 2.30
Granted	-	-
Forfeited	(48,550)	2.30
Exercised	-	-
Outstanding, December 31	1,281,850	$2.30
Exercisable at December 31	265,250	$ 2.30

The weighted average remaining contractual life of the options outstanding at December 31, 2011 was 8.53 years. The intrinsic value of options outstanding was $0. All nonvested options outstanding are expect to vest.

The follow table depicts vesting activity under the Plan.

	2011	
	Options	Weighted Average Exercise Price
Nonvested at January 1, 2011	1,330,400	$ 2.30
Granted	-	-
Vested	(265,250)	2.30
Forfeited	(48,550)	2.30
Nonvested at December 31, 2011	1,016,600	$ 2.30

The compensation cost yet to be recognized for stock options that have been awarded but not vested is as follows:

2012	$ 197,966
2013	197,966
2014	197,966
2015	98,513
	$ 692,411

NOTE 13 – REGULATORY MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2011, the Company and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

At year-end 2011, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

A Consent Order (the "Consent Order") previously agreed to on February 17, 2009, between the Bank and its primary regulator, the Office of the Comptroller of the Currency (the "OCC"), was removed on September 9, 2011. The Consent Order had required the Board of Directors to submit a capital plan to the Assistant Deputy Comptroller that included specific plans to achieve and maintain Tier 1 capital of at least 8.75% of adjusted total assets and total risk-based capital of at least 13.25% of risk-weighted assets. Because the Consent Order remained in effect as of December 31, 2010, the Bank was considered adequately capitalized as of year-end 2010. Since its removal in September 2011, the Bank has been considered well-capitalized under the provisions of prompt corrective action.

Actual and required capital amounts (in thousands) and ratios are presented below at December 31, 2011 and 2010:

	Actual		Consent Order Requirement		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2011:								
Total capital to risk-weighted assets								
Premier Bank & Trust	$19,501	17.7%	na	na	$8,841	8.0%	$11,051	10.0%
Tier 1 capital to risk-weighted assets								
Premier Bank & Trust	18,106	16.4%	na	na	4,420	4.0%	6,631	6.0%
Tier 1 capital to average assets								
Premier Bank & Trust	18,106	12.1%	na	na	5,965	4.0%	7,457	5.0%
December 31, 2010:								
Total capital to risk-weighted assets								
Premier Bank & Trust	$17,507	17.1%	$13,552	13.25%	$8,182	8.0%	$10,228	10.0%
Tier 1 capital to risk-weighted assets								
Premier Bank & Trust	16,207	15.8%	na	na	4,091	4.0%	6,137	6.0%
Tier 1 capital to average assets								
Premier Bank & Trust	16,207	9.6%	$14,716	8.75%	6,727	4.0%	8,409	5.0%

The payment of dividends by the Bank to Ohio Legacy is subject to restrictions by regulatory agencies. These restrictions generally limit dividends to the sum of the current year and prior two years retained earnings. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described above. Based on its current and prior two years earnings, the Company is not able to declare dividends without prior approval from its regulators.

NOTE 14 - LOAN COMMITMENTS AND RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies used to make loans are also used to make such commitments, including obtaining collateral upon exercise of the commitment.

Commitments to make loans are generally made for periods of 30 days or less. The contractual amount of loan commitments with off-balance sheet risk was as follows at December 31 2011 and 2010:

	2011	2010
Commitments to make loans:		
Variable rate	$ 2,061,725	$2,035,000
Fixed rate	696,800	788,400
Unused lines of credit, variable-rate	34,106,820	15,739,965
Standby letters of credit	194,856	-

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS
As of December 31

	2011	2010
ASSETS		
Cash and cash equivalents	$ 60,058	$ 14,476
Investment in subsidiary, Premier Bank & Trust, N.A.	18,557,939	16,565,480
Other assets	5,414	8,497
Total assets	$ 18,623,411	$ 16,588,453
LIABILITIES AND SHAREHOLDERS' EQUITY		
Other liabilities	$ 35,323	$ 117,937
Shareholders' equity	18,588,088	16,470,516
Total liabilities and shareholders' equity	$ 18,623,411	$ 16,588,453

CONDENSED STATEMENTS OF OPERATIONS
For the year ended December 31

	2011	2010
Dividends received from subsidiary	$ 200,000	$ -
Interest expense	-	(9,693)
Net interest and dividend income	200,000	(9,693)
Professional fees	(9,360)	(42,309)
Investor expenses	-	(517,222)
Other expense	(65,526)	(95,363)
Income (loss) before undistributed earnings of subsidiary	125,114	(664,587)
Equity in undistributed earnings (loss) of subsidiary	1,695,008	(2,445,523)
Loss before income taxes	1,820,122	(3,110,110)
Income tax expense (benefit)	-	-
Net income (loss)	$ 1,820,122	$ (3,110,110)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31,

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ 1,820,122	$ (3,110,110)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Equity in undistributed (earnings) loss of subsidiary	(1,695,008)	2,445,523
Net change in other assets and other liabilities	(79,532)	75,395
Net cash used by operating activities	45,582	(589,192)
Cash flows from investing activities:		
Investment in bank subsidiary	-	(16,184,135)
Cash flows from financing activities:		
Net proceeds from issuance of common stock	-	16,714,781
Net change in cash and cash equivalents	45,582	(58,546)
Beginning cash and cash equivalents	14,476	73,022
Ending cash and cash equivalents	$ 60,058	$ 14,476

NOTE 16 – OTHER COMPREHENSIVE INCOME (LOSS)

Components of other comprehensive income (loss) and the related tax effects were as follows during the year ended December 31 2011 and 2010:

	2011	2010
Unrealized holding gains on available for sale securities during the period	$ 452,621	$ 704,557
Reclassification adjustment for gains realized in income	(358,030)	(108,965)
	94,591	595,592
Tax effect	-	(202,501)
Other comprehensive income	$ 94,591	$ 393,091

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Ohio Legacy Corp
North Canton, Ohio

We have audited the accompanying consolidated balance sheets of Ohio Legacy Corp as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ohio Legacy Corp at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
March 30, 2012

EXECUTIVE OFFICERS OF OHIO LEGACY CORP AND OHIO LEGACY BANK, NATIONAL ASSOCIATION

Rick L. Hull, President and Chief Executive Officer
Denise M. Penz, Executive Vice President and Chief Operating Officer
Jane Marsh, Senior Vice President, Chief Financial Officer and Treasurer

DIRECTORS OF OHIO LEGACY CORP

Louis Altman
Co-Managing Partner, A. Altman Company
Canton, Ohio

Bruce A. Cassidy, Sr.
Retired Business Executive
Sarasota, Florida

Rick L. Hull
Executive Officer
North Canton, Ohio

Wilbur R. Roat, Chairman
Retired Bank Executive
Kennett Square, Pennsylvania

David B. Wurster
CEO, BookMasters, Inc.
Ashland, Ohio

Robert F. Belden
President, Belden Brick Company
Canton, Ohio

J. Edward Diamond
Private Investor
Canton, Ohio

Denise M. Penz
Executive Officer
St. Clairsville, Ohio

Francis P. Wenthur
Retired Business Executive
North Canton, Ohio

CORPORATE AND BANK LOCATIONS

Belden Village Banking Center
6141 Whipple Ave NW
North Canton, Ohio 44720

St. Clairsville Wealth Office
107 Plaza Drive, Suite J
St. Clairsville, Ohio 43950

Operations Center
2375 Benden Drive Suite C
Wooster, Ohio 44691

North Canton Corporate Office and Banking Center
600 South Main Street
North Canton, Ohio 44720

St. Clairsville Banking Center
107 Plaza Drive, Suite A
St. Clairsville, Ohio 43950

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Management of Ohio Legacy Corp is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of the end of the period covered by this report, an evaluation was performed under the supervision, and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures as of December 31, 2011, were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (1) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and (2) recorded, processed, summarized and reported within the time period required by the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control Over Financial Reporting

Management of Ohio Legacy Corp is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation or assessment of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. The Company's internal control over financial reporting system is designed to provide reasonable assurance of achieving its objectives.

Management of Ohio Legacy Corp, including the Chief Executive Officer and the Chief Financial Officer, has assessed the Company's internal control over financial reporting as of December 31, 2011, based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011, based on the specified criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit non-accelerated filers to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the fourth quarter of 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

There are no matters to be reported under this item.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference from the disclosure to be included under the captions "Board of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Information Regarding the Board of Directors, its Committees and Corporate Governance—Code of Business Conduct and Ethics" and "Information Regarding the Board of Directors, its Committees and Corporate Governance—Audit and Compliance Committee" in our definitive proxy statement relating to our 2012 annual meeting of shareholders to be filed pursuant to SEC Regulation 14A (our "2012 Proxy Statement").

Item 11. Executive Compensation.

The information required by this item is incorporated herein by reference from the disclosure to be included under the captions "Compensation of Executive Officers" and "Compensation of Directors" in our 2012 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information required by this item is incorporated herein by reference from the disclosure to be included under the caption, "Security Ownership of Certain Beneficial Owners and Management" in our 2012 Proxy Statement.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of December 31, 2011 with respect to common shares issuable under the Company's equity compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by shareholders (1)	1,281,850	$ 2.30	718,150
Equity compensation plans not approved by shareholders	N/A	N/A	N/A

a) Consists of (a) options to purchase 1,281,850 common shares granted under the Ohio Legacy Corp 2010 Cash and Equity Incentive Plan

As a condition to the consummation of the closing of the Stock Purchase Agreement, stock options previously issued under the Ohio Legacy Omnibus Stock Option, Stock Ownership and Long-Term Incentive Plan and warrants to purchase 150,000 common shares granted to directors, officers and organizers of the Company in connection with our initial public offering in 2000 were cancelled and extinguished without consideration effective February 19, 2010 pursuant to stock option and warrant cancellation and surrender agreements between the Company and each of its directors and executive officers. Following the closing of the Stock Purchase Agreement, there were 35,500 common shares issuable under the Company's equity compensation plans, consisting of (a) options to purchase 500 common shares (held by a former employee) and (b) warrants to purchase 35,000 common shares (held by former directors). All of these options and warrants expired without exercise.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference from the disclosure to be included under the captions "Certain Relationships and Related Transactions" and "Information Regarding the Board of Directors, its Committees and Corporate Governance—Director Independence" in our 2012 Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated herein by reference from the disclosure to be included under the caption "Audit and Compliance Committee Matters—Independent Registered Public Accounting Firm Services and Fees" in our 2012 Proxy Statement.

PART IV

Item 15. Exhibits

(a) (1) Financial Statements.

The following consolidated financial statements of Ohio Legacy Corp are contained in Item 8 of this Annual Report on Form 10-K and are incorporated herein by reference:

Consolidated Balance Sheets as of December 31, 2011 and 2010
Consolidated Statements of Operations for the years ended December 31, 2011 and 2010
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2011 and 2010
Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

(2) Financial Statement Schedules.

Financial statement schedules are omitted as they are not required or are not applicable, or the required information is included in the financial statements.

(3) Exhibits.

Reference is hereby made to the Index to Exhibits beginning on page 73 of this Annual Report on Form 10-K.

(b) Exhibits.

Reference is hereby made to the Index to Exhibits beginning on page 73 of this Annual Report on Form 10-K. The documents listed in the Index to Exhibits are filed with this Annual Report on Form 10-K as exhibits or incorporated into this Annual Report on Form 10-K by reference.

(c) Financial Statement Schedules.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OHIO LEGACY CORP

Date: March 30, 2012

By: /s/ Rick L. Hull
Rick L. Hull
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Rick L. Hull
Rick L. Hull, President and Chief Executive Officer and Director
(principal executive officer)
Date: March 30, 2012

By: /s/ Jane Marsh
Jane Marsh, Senior Vice President, Chief Financial Officer and Treasurer
(principal financial officer and principal accounting officer)
Date: March 30, 2012

By: /s/ Wilbur R. Roat
Wilbur R. Roat, Chairman of the Board and Director
Date: March 30, 2012

By: /s/ Louis Altman
Louis Altman, Director
Date: March 30, 2012

By: /s/ Robert F. Belden
Robert F. Belden, Director
Date: March 30, 2012

By: /s/ Bruce A. Cassidy, Sr.
Bruce A. Cassidy, Director
Date: March 30, 2012

By: /s/ J. Edward Diamond
J. Edward Diamond, Director
Date: March 30, 2012

By: /s/ Denise M. Penz
Denise M. Penz, Director
Date: March 30, 2012

By: /s/ Francis P. Wenthur
Francis P. Wenthur, Director
Date: March 30, 2012

By: /s/ David B. Wurster
David B. Wurster, Director
Date: March 30, 2012

INDEX TO EXHIBITS

The following exhibits are included in this Annual Report on Form 10-K or are incorporated herein by reference as noted in the following table:

Exhibit Number	Description of Exhibit
2.1	Stock Purchase Agreement, dated as of November 15, 2009, by and among Excel Financial, LLC, Ohio Legacy Corp and Ohio Legacy Bank, National Association (incorporated herein by reference to Exhibit 99.2 to Ohio Legacy Corp's Current Report on Form 8-K filed on November 16, 2009 (File No. 0-31673))
3.1	Second Amended and Restated Articles of Incorporation of Ohio Legacy Corp as filed with the Ohio Secretary of State on August 5, 2003 (incorporated herein by reference to Exhibit 3.1 to Ohio Legacy Corp's Quarterly Report on Form 10QSB for the fiscal quarter ended June 30, 2003 (File No. 0-31673))
3.2	Amendment to Article Fourth of the Second Amended and Restated Articles of Incorporation of Ohio Legacy Corp as filed with the Ohio Secretary of State on February 5, 2010 (incorporated herein by reference to Exhibit 3.2 to Ohio Legacy Corp's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 0-31673))
3.3	Code of Regulations of Ohio Legacy Corp (incorporated herein by reference to Exhibit 3.2 to Ohio Legacy Corp's Annual Report on Form 10KSB for the fiscal year ended December 31, 2003 (File No. 0-31673))
3.4	Amendment No. 1 to Code of Regulations of Ohio Legacy Corp (incorporated herein by reference to Exhibit 3.2 to Ohio Legacy Corp's Annual Report on Form 10KSB for the fiscal year ended December 31, 2003 (File No. 0-31673))
10.1*	Ohio Legacy Corp. 2010 Equity and Cash Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Ohio Legacy Corp's Current Report on Form 8-K filed May 20, 2010 (File No. 0-31673))
10.2*	Form of Incentive Stock Option Award Agreement under Ohio Legacy Corp. 2010 Equity and Cash Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Ohio Legacy Corp's Current Report on Form 8-K filed July 15, 2010 (File No. 0-31673))
10.3*	Form of Nonqualified Stock Option Award Agreement under Ohio Legacy Corp. 2010 Equity and Cash Incentive Plan (incorporated herein by reference to Exhibit 10.2 to Ohio Legacy Corp's Current Report on Form 8-K filed July 15, 2010 (File No. 0-31673))
10.4*	Amended and Restated Employment Agreement, dated as of May 24, 2005, by and among Ohio Legacy Corp, Ohio Legacy Bank, N.A., and Michael D. Kramer (incorporated herein by reference to Exhibit 10.11 to Ohio Legacy Corp's Current Report on Form 8-K filed May 26, 2005 (File No. 0-31673))
10.5*	Change in Control Agreement, dated as of December 18, 2007, by and between Ohio Legacy Bank and Gregory A. Spradlin (incorporated herein by reference to Exhibit 10.13 to Ohio Legacy Corp's Annual Report on Form 10KSB for the fiscal year ended December 31, 2007 (File No. 0-31673))
10.6*	Change in Control Agreement, dated as of February 4, 2009, by and between Ohio Legacy Bank and Vanessa Richards (incorporated herein by reference to Exhibit 10.8 to Ohio Legacy Corp's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 0-31673))
10.7*	Form of Stock Option and Warrant Cancellation and Surrender Agreement, effective as of February 19, 2010, by and between Ohio Legacy Corp and each of its directors and

executive officers (incorporated herein by reference to Exhibit 10.7 to Ohio Legacy Corp's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 0-31673))

10.8* Termination Agreement, effective as of February 19, 2010, by and between Ohio Legacy Corp and D. Michael Kramer (incorporated herein by reference to Exhibit 10.8 to Ohio Legacy Corp's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 0-31673))

10.9* Termination Agreement, effective as of February 19, 2010, by and between Ohio Legacy Corp and Vanessa Richards (incorporated herein by reference to Exhibit 10.9 to Ohio Legacy Corp's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 0-31673))

10.10* Termination Agreement, effective as of February 19, 2010, by and between Ohio Legacy Corp and Gregory A. Spradlin (incorporated herein by reference to Exhibit 10.10 to Ohio Legacy Corp's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 0-31673))

10.11 Office Purchase and Assumption Agreement by and between Premier Bank & Trust, National Association and The Commercial and Savings Bank of Millersburg, Ohio (incorporated herein by reference to Ohio Legacy Corp's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011) (File No. 000-31673)

21 Subsidiary of Ohio Legacy Corp

23 Consent of Independent Registered Public Accounting Firm

31.1 Rule 13a-14(a)/15d-14(a) Certification (Principal Executive Officer)

31.2 Rule 13a-14(a)/15d-14(a) Certification (Principal Financial Officer)

32.1 Section 1350 Certification (Principal Executive Officer and Principal Financial Officer)

101# Interactive data files formatted in XBRL pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010; (ii) the Consolidated Statements of Operations for the two years ended December 31, 2011 and 2010; (iii) the Consolidated Statements of Cash Flows for the two years ended December 31, 2011 and 2010; the Consolidated Statements of Changes in Shareholders Equity for the two years ended December 31, 2011 and 2010; and (iv) the Notes to the Consolidated Financial Statements tagged as blocks of text (furnished herewith).

---

* Denotes management contract or compensatory arrangement.

As provided in Rule 406T of SEC Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 21

SUBSIDIARY OF OHIO LEGACY CORP

Premier Bank & Trust, National Association, North Canton, Ohio, a federally-chartered national banking association.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-167359 of Ohio Legacy Corp on Form S-8 of our report dated March 30, 2012, relating to Ohio Legacy Corp's consolidated financial statements, appearing in this Annual Report on Form 10-K.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
March 30, 2012

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Rick L. Hull, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2011 of Ohio Legacy Corp (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2012
/s/ Rick L. Hull
Rick L. Hull
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Jane Marsh, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2011 of Ohio Legacy Corp (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2012
/s/ Jane Marsh
Jane Marsh
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT 32.1

CERTIFICATIONS PURSUANT TO 18 U.S.C SECTION 1350
AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

March 30, 2012

In connection with the Annual Report of Ohio Legacy Corp (the "Company") on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/ Rick L. Hull
Rick L. Hull
President and Chief Executive Officer

/s/ Jane Marsh
Jane Marsh
Senior Vice President, Chief Financial Officer and Treasurer

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